The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-88713

                 SUBJECT TO COMPLETION, DATED OCTOBER 22, 1999

PROSPECTUS SUPPLEMENT
(To prospectus dated October 20, 1999)

                                     [LOGO]

       26,000,000 PREMIUM INCOME EXCHANGEABLE SECURITIES-SM- ("PIES-SM-")
                                       OF
                              MEDIAONE GROUP, INC.
                     % EXCHANGEABLE NOTES DUE NOVEMBER 15, 2002
         SUBJECT TO EXCHANGE INTO ADRS REPRESENTING ORDINARY SHARES OF
                               VODAFONE AIRTOUCH
                             PUBLIC LIMITED COMPANY
                               ------------------

    Holders of our      % Exchangeable Notes due November 15, 2002 (which we
call PIES) will receive:

    - interest payments at the rate of      % per year, paid quarterly, and

    - on November 15, 2002 (subject to permitted extensions), from to one Vodafone ADRs per PIES, depending on the maturity price of Vodafone ADRs (or, at our election, the cash equivalent of the Vodafone ADRs, calculated at the maturity price, or any combination of Vodafone ADRs and cash).

    We will make payments of interest on the PIES, and any payment of cash at their maturity, in U.S. dollars. You may, however, instruct the paying agent to convert any cash payments to which you become entitled into pounds sterling before delivery to you.
                            ------------------------

    INVESTING IN THE PIES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON
PAGE S-8 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CAREFULLY CONSIDER.
                             ---------------------

    We have applied to list the PIES on the NYSE, under the symbol "VFX," and have applied to the London Stock Exchange for the PIES to be admitted to the Official List. Vodafone ADRs are listed on the NYSE, under the symbol "VOD," and Vodafone ordinary shares are listed on the London Stock Exchange.

                                                            PER PIES                       TOTAL
Offering Price..................................
Underwriting Discount...........................
Proceeds to MediaOne Group, Inc. (before
  expenses).....................................

    We have granted to the underwriters a 30-day option to purchase up to 2,629,720 additional PIES on the same terms and conditions as set forth in this prospectus supplement only to cover overallotments, if any.

    NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

    We expect that the PIES will be delivered on or about             , 1999
through the book-entry facilities of The Depository Trust Company.

LEHMAN BROTHERS
                               MERRILL LYNCH & CO.
                                                      CREDIT SUISSE FIRST BOSTON

            , 1999

 "Premium Income Exchangeable Securities-SM-" and "PIES-SM-" are service marks owned by Lehman Brothers Inc.

    As used in this prospectus supplement, "MediaOne," "we," "us" and "our" refer to any or all of MediaOne Group, Inc. and its subsidiaries, as the case may be.

    References in this prospectus supplement to "Vodafone" are to Vodafone AirTouch Public Limited Company and references to "Vodafone ordinary shares" are to ordinary shares, nominal value $0.10 per share, of Vodafone. References in this prospectus supplement to "Vodafone ADRs" are to American Depositary Receipts currently representing ownership interests in, and the right to receive, ten Vodafone ordinary shares held by The Bank of New York as the depositary for Vodafone ADRs. "Vodafone ADRs," as used herein, refers to both the securities issued pursuant to the arrangements with the depositary and the certificates representing such securities.

    In this prospectus supplement and the accompanying prospectus, references to "$" and "dollars" are to U.S. dollars, references to "L" and "pounds sterling" are to U.K. pounds sterling, and references to "[EURO]" and "euro" are to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty Establishing the European Community as amended by the Treaty on European Union. This prospectus supplement and the accompanying prospectus follow U.S. conventions regarding punctuation of numeric figures (for example, "1,000" means one thousand and "1.000" means one). Unless we say otherwise, we assume in this prospectus supplement that the underwriters will not exercise the overallotment option.

    You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different information. You should not rely on any other representations. Our affairs may change after this prospectus supplement is distributed. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on its front.

    Purchasers of the PIES are required to pay for the PIES in immediately available dollars. The underwriters are, however, prepared to arrange for the conversion of pounds sterling or euro into dollars to enable investors outside the United States to make such payment by delivering pounds sterling or euro.

    This prospectus supplement and the accompanying prospectus may only be issued or passed on in the United Kingdom to a person who is of the kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or is a person to whom this prospectus supplement and the accompanying prospectus may otherwise lawfully be issued or passed on.

    We have not authorized, and this prospectus supplement and the accompanying prospectus do not constitute, any offer of the PIES to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995. The PIES may not lawfully be offered or sold to persons in the United Kingdom except in circumstances which do not constitute an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or otherwise in compliance with all applicable provisions thereof.

    This prospectus supplement and the accompanying prospectus do not constitute listing particulars for the purpose of any application to list the PIES on the London Stock Exchange.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Summary.....................................................     S-5
Risk Factors................................................     S-8
MediaOne....................................................    S-13
Vodafone....................................................    S-13
Relationship Between MediaOne and Vodafone..................    S-14
Exchange Rates..............................................    S-15
Price Range and Dividend History of Vodafone Ordinary Shares
  and Vodafone ADRs.........................................    S-16
Use of Proceeds.............................................    S-17
Description of PIES.........................................    S-18
Certain United States Federal Income Tax Considerations.....    S-36
Certain United Kingdom Tax Considerations...................    S-40
Plan of Distribution........................................    S-43
Legal Matters...............................................    S-44

                 (This page has been left blank intentionally.)

                                    SUMMARY

    The following summary contains basic information about us and the PIES. It does not contain all the information that is important to you.

                                    MEDIAONE

    MediaOne is one of the world's largest broadband communications companies, bringing the power of broadband to more than eight million customers in the United States, Europe and Asia. On May 6, 1999, we entered into an agreement with AT&T to merge our operations with those of AT&T. The merger will join AT&T, a worldwide communications leader, with our company, a leader in the broadband communications industry, to create the leading carrier of end-to-end communications services for consumers and businesses. We will be a wholly-owned subsidiary of AT&T after the merger and the PIES will remain our obligations, but will not be obligations of AT&T or guaranteed by AT&T.

                                    VODAFONE

    The value of the securities or cash you will receive at the maturity of any PIES you hold is not a fixed amount. Instead, it depends upon the maturity price of Vodafone ADRs (calculated as described under "Description of the PIES--Calculation of Payment at Maturity") and, if payment at maturity is made in the form of Vodafone ADRs, the value of Vodafone ADRs at the time of payment. As a result, you should carefully consider information regarding Vodafone, Vodafone ADRs and Vodafone ordinary shares. Certain publicly available sources of this information are referenced below under "Vodafone" (in the main body of this prospectus supplement). These materials are referred to in this prospectus supplement only for convenience of reference and do not constitute a part of our prospectus supplement or the accompanying prospectus, nor are they incorporated into our prospectus supplement or the accompanying prospectus by reference. Neither we nor the underwriters take any responsibility for the accuracy or completeness of any information contained in any document Vodafone files with the SEC. There is no affiliation between us and Vodafone and we cannot help you evaluate an investment in Vodafone ADRs or Vodafone ordinary shares.

                                  THE OFFERING

Securities Offered........................  26,000,000 PIES consisting of      % Exchangeable Notes
                                            due November 15, 2002.

Offering Price............................  $      per PIES, which is the closing price per Vodafone
                                            ADR as reported on the NYSE on             , 1999.

Interest Payment Dates....................  Every February 15, May 15, August 15, and November 15,
                                            commencing February 15, 2000.

Currency Option...........................  The PIES are denominated in dollars and we will make payments of interest on the PIES, and any payment of
                                            cash at their maturity, in dollars. You may, however,
                                            instruct the paying agent to convert any cash payments
                                            to which you become entitled into pounds sterling before
                                            delivery to you (as described below under "Description
                                            of the PIES--Payment Mechanics and Payment Currency
                                            Election"). Any costs incurred as a result of conversion
                                            will be deducted from the amount deliverable to you.

Maturity Date.............................  The maturity date is expected to be November 15, 2002.
                                            We may, however, extend this date to February 15, 2003
                                            and then further extend it to May 15, 2003. We refer to
                                            the original maturity date, as extended if applicable,
                                            as the "stated maturity" and to the date on which the
                                            PIES mature, whether it is the stated maturity or the
                                            settlement date resulting from any acceleration of the
                                            PIES' maturity, as the "maturity."

Ranking...................................  Each PIES is an unsecured obligation of ours and will rank equal with all of our other unsecured and
                                            unsubordinated debt. The PIES will be structurally
                                            subordinated to all indebtedness of our subsidiaries.

Exchange..................................  At the maturity of the PIES, we will apply the exchange ratio as set out below to calculate the number of
                                            Vodafone ADRs corresponding to each PIES. We will then
                                            deliver either the resulting number of Vodafone ADRs or,
                                            at our election, the cash equivalent of the Vodafone
                                            ADRs, calculated at the maturity price, or any
                                            combination of Vodafone ADRs and cash.

                                            The exchange ratio is equal to the following number of
                                            Vodafone ADRs per PIES:

                                            -  if the maturity price (described below) is greater
                                            than or equal to $         ,       Vodafone ADRs,

                                            -  if the maturity price is less than $         but is
                                            greater than $         , a fraction equal to
                                               (a) $         divided by (b) the maturity price of
                                               one Vodafone ADR, and

                                            -  if the maturity price is less than or equal to
                                            $         , one Vodafone ADR.

                                            The maturity price will be the average closing price of
                                            Vodafone ADRs for the 20 trading days immediately before
                                            (but not including) the maturity of the PIES, subject to
                                            certain exceptions and adjustments. More detailed
                                            information about what you will receive for your PIES at
                                            maturity is set out under "Description of the
                                            PIES--Calculation of Payment at Maturity."

Certain Adjustment Events.................  If certain events affecting Vodafone ADRs occur prior to the maturity of the PIES, the exchange ratio will be
                                            subject to adjustment or you will receive cash or other
                                            securities at maturity (which may, subject to certain
                                            conditions, include securities distributed to holders of
                                            Vodafone ADRs) instead of or in addition to Vodafone
                                            ADRs. These events include, among other things,

                                            -  distributions of securities, property and cash to
                                            holders of Vodafone ADRs (other than ordinary cash
                                               dividends),

                                            -  splits or consolidations of outstanding Vodafone
                                            ADRs, and

                                            -  any merger or consolidation of Vodafone with another
                                               company.

                                            You should refer to "Description of the PIES--Dilution
                                            Adjustments; Other Adjustment Events" for a more
                                            detailed description of the events that may lead to an
                                            adjustment of what you will receive at the maturity of
                                            the PIES, as well the consequences of these adjustments.

No Early Exchange.........................  We will not have an option to exchange the PIES for the corresponding Vodafone ADRs (or their cash equivalent)
                                            before the maturity of the PIES, nor will you have the
                                            ability to cause any such early exchange.

Trustee...................................  Bank One Trust Company, NA.

Registrar, Paying Agent and Exchange
  Agent...................................  The Bank of New York

United Kingdom Transfer Agent.............  The Bank of New York, London

Listing...................................  We have applied to list the PIES on the NYSE, under the symbol "VFX," and have applied to the London Stock
                                            Exchange for the PIES to be admitted to the Official
                                            List.

                                  RISK FACTORS

    You should carefully consider the information contained in this prospectus supplement and the accompanying prospectus and the following factors before purchasing the PIES. Specifically, you should be aware that the trading price of the PIES may vary considerably prior to their maturity as a result of, among other things, fluctuations in the price of Vodafone ADRs and other events that are difficult to predict and beyond our control.

THE VALUE OF THE PIES DEPENDS UPON THE VALUE OF VODAFONE ADRS

    The value of the securities or cash you will receive at the maturity of the PIES is not a fixed amount. Instead, it depends upon the maturity price of Vodafone ADRs (calculated as described under "Description of the PIES--Calculation of Payment at Maturity") and, if payment at maturity is made in the form of Vodafone ADRs, the value of Vodafone ADRs at the time of payment.

    We cannot assure you that the market value of the securities or cash you receive when you exchange any PIES you purchase will be equal to or greater than the price you paid for the PIES. For example, if the maturity price of the Vodafone ADRs is less than the price you paid for the PIES, you will receive less than you paid for the PIES and your investment in the PIES will result in a loss. Moreover, you could lose your entire investment in the PIES if Vodafone became insolvent or bankrupt.

    Investors in PIES will bear the full risk of a decline in the value of the Vodafone ADRs prior to maturity. The price of the Vodafone ADRs has been volatile and will be influenced by Vodafone's operational results as well as by complex and interrelated political, economic, financial and other factors that can affect capital markets generally and the market segment of which Vodafone is a part.

    The current deposit agreement dated as of October 12, 1988, as amended, between the depositary and Vodafone defining the rights of the holders of Vodafone ADRs has been filed as an exhibit to Amendment No. 1 to the Registration Statement on Form 8-A of Vodafone filed with the SEC on June 30, 1999. The terms of the deposit agreement, however, are subject to variance by agreement between the depositary and Vodafone without the consent of us or any holder of PIES or Vodafone ADRs, and the deposit agreement itself may be replaced by a new deposit agreement.

INVESTMENT IN THE PIES MAY BE LESS PROFITABLE THAN A DIRECT INVESTMENT IN
VODAFONE

    Your opportunity for equity appreciation from your investment in the PIES is less than the opportunity for equity appreciation afforded by a direct investment in Vodafone ADRs or Vodafone ordinary shares. The PIES are structured so that you will only receive an amount at maturity in excess of the principal amount of the PIES if the maturity price of the Vodafone ADRs exceeds
$            . Moreover, even if the maturity price of the Vodafone ADRs exceeds
$            , you will only be entitled to receive upon exchange at maturity
      % of the appreciation of the Vodafone ADRs in excess of $            . See
"Description of the PIES--Calculation of Payment at Maturity--Maturity Price" for examples of the amounts you would receive at maturity based on various prices of the Vodafone ADRs.

    The maturity price of Vodafone ADRs will be the average closing price of Vodafone ADRs for the 20 trading days immediately before (but not including) the maturity of the PIES, subject to certain exceptions and adjustments (as set out under "Description of the PIES--Calculation of Payment at Maturity"). The maturity price of Vodafone ADRs (as calculated pursuant to these provisions) may be less than the value of Vodafone ADRs at the time of the PIES maturity.

    You will receive quarterly interest payments on the PIES at a rate of      %
per annum on the principal amount of the PIES ($      per PIES), which is more
than the historical annual distribution in respect of Vodafone ADRs resulting from dividends on the underlying Vodafone ordinary shares.

Vodafone could, however, pay dividends in the future that are higher than the interest payments that you receive on the PIES. The calculation of the payment to be made on the PIES at their maturity does not take into consideration any distributions made on the Vodafone ADRs in respect of ordinary cash dividends paid on the Vodafone ordinary shares they represent.

INTEREST PAYMENTS ON THE PIES WILL BE CALCULATED WITH REFERENCE TO DOLLAR DENOMINATED PRINCIPAL

    Interest payments on the PIES will be calculated at a fixed rate with reference to dollar denominated principal, and the value of these payments will therefore depend upon the value of the dollar (whether or not you elect conversion of payments you receive into pounds sterling).

THE PIES AND SOME EXISTING INSTRUMENTS MAY INFLUENCE AND BE INFLUENCED BY THE MARKET FOR THE VODAFONE ADRS AND VODAFONE ORDINARY SHARES

    Any market that develops for the PIES is likely to influence and be influenced by the market for Vodafone ADRs and Vodafone ordinary shares. For example, the price of Vodafone ADRs and Vodafone ordinary shares could become more volatile and could be depressed by investors' anticipation of the potential distribution into the market of substantial additional amounts of Vodafone ADRs at the maturity of the PIES, by possible sales of the Vodafone ADRs and the Vodafone ordinary shares they represent by investors who view the PIES as a more attractive means of equity participation in Vodafone and by hedging or arbitrage trading activity that may develop involving the PIES and the Vodafone ADRs or Vodafone ordinary shares.

    On August 5, 1998 we issued a series of PIES which we refer to as the 1998 PIES. The 1998 PIES were exchangeable for shares of Airtouch
Communications, Inc. (which we call Airtouch). Airtouch was acquired by Vodafone with the result that the 1998 PIES are now exchangeable for up to 73 million Vodafone ADRs and $261 million in cash. At our election, instead of delivering Vodafone ADRs at the maturity of the 1998 PIES (scheduled to be August 15, 2001, subject to extension) we may deliver an equivalent cash amount.

    We have also entered into collar arrangements pursuant to which our wholly owned subsidiaries entered into covered put and call option arrangements, with respect to an aggregate of approximately 47 million Vodafone ADRs, expiring in increments between the second quarter of 2003 and the fourth quarter of 2005. In connection with these option arrangements, it is anticipated that the Vodafone ADRs covered by the options will be sold as the options become exercisable.

    The 1998 PIES and the collar arrangements described above could adversely affect the price of Vodafone ADRs and ordinary shares, including during the period in which the exchange ratio is determined.

THE PIES ARE UNSECURED INDEBTEDNESS AND WE ARE NOT REQUIRED TO MAINTAIN OWNERSHIP OF ANY VODAFONE ADRS

    The indenture does not restrict us from selling, pledging or otherwise conveying all or any portion of the Vodafone ADRs we or our subsidiaries own, and we will not pledge or otherwise hold in escrow any Vodafone ADRs for use at maturity of the PIES, unless we elect to defease as described under "Description of the PIES--Defeasance." This means that, in a bankruptcy or liquidation proceeding against us or our subsidiaries, our creditors or the creditors of our subsidiaries may make claims against any Vodafone ADRs that we or our subsidiaries own at that time.

    In addition, we will have the option, exercisable in our sole discretion, to satisfy our obligation to exchange any PIES you hold at maturity by delivering to you:

    - the specified number of Vodafone ADRs,

    - cash in an amount equal to the product of that number of ADRs multiplied by the maturity price, or

    - a combination of ADRs and cash.

    We may or may not elect at maturity to deliver Vodafone ADRs and, if we so elect, we may or may not use all or any portion of our holdings of Vodafone ADRs at that time, if any, to make this delivery. It is likely that our holdings of Vodafone ADRs will decrease at the maturity of the 1998 PIES and as a result of settlement of the collar arrangements described above.

CERTAIN ACTIONS BY VODAFONE MAY ADVERSELY AFFECT THE VALUE OF THE PIES

    The amount you will receive at maturity is subject to adjustment for certain events arising from, among other things, splits, combinations and certain distributions in respect of Vodafone ADRs and consolidation or merger of Vodafone into another entity (except under specified circumstances), as described under "Description of the PIES--Dilution Adjustments; Other Adjustment Events." However, the amount you will receive at maturity may not be adjusted for other events, such as distributions of Vodafone ordinary shares by Vodafone in cash offerings or in connection with acquisitions or upon conversion of other securities. Any of these other events may adversely affect the price of the Vodafone ADRs, and therefore may also adversely affect the trading price of the PIES.

    As a holder of PIES, you will not be entitled to any rights with respect to Vodafone ADRs or ordinary shares (including voting rights and rights to receive any dividends or other distributions in respect thereof) until the time, if any, at which we deliver Vodafone ADRs to you at maturity and the applicable record date, if any, for the exercise of these rights after the record date.

YOU SHOULD CAREFULLY CONSIDER INFORMATION REGARDING VODAFONE

    You should carefully consider information regarding Vodafone, Vodafone ADRs and Vodafone ordinary shares. Certain publicly available sources of this information are referenced under "Vodafone." These materials are referred to in this prospectus supplement only for convenience of reference and do not constitute a part of our prospectus supplement or the accompanying prospectus, nor are they incorporated into our prospectus supplement or the accompanying prospectus by reference. Neither we nor the underwriters take any responsibility for the accuracy or completeness of any information contained in any document Vodafone files with the SEC.

THERE IS NO AFFILIATION BETWEEN US AND VODAFONE AND WE CANNOT HELP YOU EVALUATE AN INVESTMENT IN VODAFONE ADRS OR VODAFONE ORDINARY SHARES

    As of the date of this prospectus supplement, we own 148,284,050 Vodafone ADRs (representing an aggregate of 1,482,840,500 Vodafone ordinary shares, or approximately 4.8% of the outstanding Vodafone ordinary shares), through wholly-owned subsidiaries. We are not affiliated with Vodafone and we do not have the right to designate any members to their Board of Directors or to otherwise influence the management or operations of Vodafone. We do not have and are not in a position to have any non-public information concerning Vodafone. We cannot help you to evaluate the Vodafone ADRs or Vodafone ordinary shares and we cannot say whether Vodafone's publicly available information is complete.

VODAFONE HAS NO OBLIGATION WITH RESPECT TO THE PIES

    Vodafone has no obligation with respect to the PIES or the amount you are to receive at maturity, including any obligation to take your needs or our needs into consideration for any reason. Vodafone will not receive any of the proceeds of this offering of the PIES and is not responsible for, and has not participated in, the determination of the quantities or prices of the PIES or the determination or calculation of the amount you are to receive at maturity. Vodafone is not involved with the administration or trading of the PIES.

WE ARE A HOLDING COMPANY AND OUR OBLIGATIONS UNDER THE PIES WILL BE STRUCTURALLY SUBORDINATED TO THE INDEBTEDNESS OF OUR SUBSIDIARIES

    The PIES will be our unsecured obligations ranking equal in right of payment with all our other unsecured and unsubordinated obligations. In addition, as a holding company we conduct our operations through subsidiaries, and therefore, our obligations under the PIES will be structurally subordinated to all of the indebtedness of our subsidiaries. As of June 30, 1999, we, together with our consolidated subsidiaries, had outstanding approximately $8.0 billion of indebtedness, excluding our obligated mandatorily redeemable preferred securities of subsidiary trusts holding only debentures guaranteed by us. The outstanding indebtedness of these consolidated subsidiaries as of June 30, 1999 was approximately $3.6 billion, which includes all of the indebtedness of MediaOne Group of Delaware, Inc. (formerly Continental Cablevision, Inc.), our principal domestic operating subsidiary.

MERGER-RELATED RISKS

    Our merger with a special purpose subsidiary of AT&T, described under "Our Company--Recent Developments" in the accompanying prospectus, will combine two companies that previously have operated independently. We expect to realize cost savings as well as other financial, operating and strategic benefits as a result of the merger. However, we cannot predict with certainty when these cost savings and benefits will occur or the extent to which they will be achieved. The merging of AT&T and our company will require the integration of a large number of systems and substantial attention from management. The diversion of management attention and any difficulties associated with the merger of AT&T and our company could have a material adverse effect on the revenues, expenses and results of operations of the combined company.

    Factors that may limit or prevent our realization of the cost savings and benefits expected to result from the merger include the possibilities that:

    - we may have to alter sales and marketing campaigns to gain market acceptance of the combined company's strategy of providing bundled packages of communications and entertainment services;

    - the technological and administrative difficulties that the internal infrastructure of the combined company will experience in bundling these services, and in providing efficient billing and customer care platforms for these services, may be greater than we expect;

    - deployment of our strategy may require more technological and ground support than the combined company currently has employed or contracted;

    - changes in technology may increase the number of competitors that the combined company faces or may require significant capital expenditures to provide competitive services; and

    - adverse changes may occur in the securities market that hinder our ability to raise the capital necessary to implement technological changes.

    At our special meeting of stockholders held on October 21, 1999, holders of our common stock approved the adoption of the merger agreement with AT&T. We currently expect to complete the merger in the first quarter of 2000, subject to regulatory approvals and other conditions. A more detailed discussion of our merger with AT&T is found under "Our Company--Recent Developments" in the accompanying prospectus.

    We will be a wholly-owned subsidiary of AT&T after the merger and the PIES will remain our obligations, but will not be obligations of AT&T or guaranteed by AT&T.

THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PIES ARE UNCERTAIN

    There is currently no statutory, judicial or administrative authority that directly addresses the characterization of the PIES or instruments similar to the PIES for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PIES are not certain. We are not requesting a ruling from the Internal Revenue Service with respect to the PIES and we cannot assure you that the Internal Revenue Service will agree with the conclusions expressed under "Certain United States Federal Income Tax Considerations."

A TRADING MARKET FOR THE PIES MAY NOT DEVELOP

    Although we have applied for listing of the PIES on the NYSE and the London Stock Exchange, we cannot predict accurately how or whether the PIES will trade in the secondary market or whether this market will be liquid. A resale market may not develop, or, if it does, might not give you the opportunity to resell the PIES you purchase and may not continue until the PIES mature.

                                    MEDIAONE

    MediaOne is one of the world's largest broadband communications companies, bringing the power of broadband to more than eight million customers in the United States, Europe and Asia. On May 6, 1999, we entered into an agreement with AT&T to merge our operations with those of AT&T. The merger will join AT&T, a worldwide communications leader, with our company, a leader in the broadband communications industry, to create the leading carrier of end-to-end communications services for consumers and businesses. We will be a wholly-owned subsidiary of AT&T after the merger and the PIES will remain our obligations, but will not be obligations of AT&T or guaranteed by AT&T.

                                    VODAFONE

    According to publicly available documents, Vodafone is a public limited company organized under the laws of England and Wales engaged in the business of providing mobile telecommunications services worldwide. Vodafone is currently subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended. As a non-United States company, Vodafone files reports, including its Annual Report on Form 20-F for the fiscal year ended March 31, 1999, and other information with the SEC. Copies of Vodafone's registration statements, reports and other information may be inspected and copied at the offices of the SEC at the addresses listed under "Where You Can Find More Information" in the accompanying prospectus. Vodafone is not affiliated with us, will not receive any of the proceeds from the sale of the PIES and will have no obligations with respect to the PIES. This prospectus supplement relates only to the PIES offered hereby and does not relate to Vodafone or its ordinary shares. Neither we nor the underwriters take any responsibility for the accuracy or completeness of any information contained in any document Vodafone files with the SEC. See "Risk Factors--There is No Affiliation Between Us and Vodafone and We Cannot Help You Evaluate an Investment in Vodafone ADRs or Vodafone Ordinary Shares."

    The current deposit agreement dated as of October 12, 1988, as amended, between the depositary and Vodafone defining the rights of the holders of Vodafone ADRs has been filed as an exhibit to Amendment No. 1 to the Registration Statement on Form 8-A of Vodafone filed with the SEC on June 30, 1999. The terms of the deposit agreement, however, are subject to variance by agreement between the depositary and Vodafone without the consent of us or any holder of PIES or Vodafone ADRs, and the deposit agreement itself may be replaced by a new deposit agreement.

                   RELATIONSHIP BETWEEN MEDIAONE AND VODAFONE

    On April 6, 1998, we sold our domestic wireless business to AirTouch for consideration including common stock and preferred stock of AirTouch. On
June 30, 1999, AirTouch merged its operations with a subsidiary of Vodafone Group Public Limited Company and the AirTouch common stock we owned was converted into Vodafone ADRs representing Vodafone ordinary shares (in addition to cash compensation we received). As a result, we currently own (through wholly-owned subsidiaries) 148,284,050 Vodafone ADRs representing 1,482,840,500 Vodafone ordinary shares or approximately 4.8% of the outstanding Vodafone ordinary shares. Our preferred shares in AirTouch remain outstanding although AirTouch is now a subsidiary of Vodafone, and consist of 825,000 shares of 5.143% Class D Cumulative Preferred Stock, Series 1998, par value $.01 per share, and 825,000 shares of 5.143% Class E Cumulative Preferred Stock,
Series 1998, par value $.01 per share of AirTouch, having an aggregate liquidation preference of $1.65 billion.

    We entered into an Amended and Restated Investment Agreement with AirTouch on April 6, 1998. Vodafone assumed this investment agreement following the merger of AirTouch with a subsidiary of Vodafone. Under this investment agreement, we have certain rights to require Vodafone to register with the SEC the Vodafone ADRs that we own and to participate in marketing efforts for these Vodafone ADRs.

    Notwithstanding our ownership of Vodafone ADRs representing approximately 4.8% of the outstanding Vodafone ordinary shares, we have no role in the management or operational decisions of Vodafone. We do not have the right to designate any members of the Board of Directors of Vodafone or otherwise to influence the management or operations of Vodafone and we are not an "affiliate" of Vodafone within the meaning of the United States Securities Act. See "Risk Factors--There Is No Affiliation Between Us and Vodafone and We Cannot Help You Evaluate an Investment in Vodafone ADRs or Vodafone Ordinary Shares."

                                 EXCHANGE RATES

    The following table sets forth, for the periods indicated, the exchange rate for pounds sterling expressed in dollars, based upon the inverse of the noon buying rate in New York City for cable transfers in pounds sterling, as certified for customs purposes by the Federal Reserve Bank of New York. The exchange rates are provided only for the convenience of the reader for purposes of comparing certain figures that are provided in pounds sterling in this prospectus supplement. We make no representation that pounds sterling or dollars could have been, or could be, converted into each other at these rates or at any other rate.

DOLLARS PER L1.00

                                                  END OF
YEAR ENDED DECEMBER 31,                           PERIOD    AVERAGE(1)     LOW        HIGH
-----------------------                          --------   ----------   --------   --------
1994...........................................    1.57        1.54        1.46       1.64
1995...........................................    1.55        1.58        1.53       1.64
1996...........................................    1.71        1.56        1.49       1.71
1997...........................................    1.64        1.64        1.58       1.70
1998...........................................    1.66        1.66        1.61       1.72
1999 (through October 20)......................    1.66        1.62        1.55       1.67

------------------------

(1) The average of the relevant exchange rates on the last business day of each month during the relevant period.

    On October 20, 1999, the inverse of the noon buying rate for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York was $1.66 = L1.00.

                  PRICE RANGE AND DIVIDEND HISTORY OF VODAFONE
                       ORDINARY SHARES AND VODAFONE ADRS

    All information under this heading has been taken from Vodafone's reports filed with the SEC, except for certain data, as indicated, which have been derived from information reported by Bloomberg Financial Markets, in each case available to the general public.

    The table below shows, for the periods indicated, the highest and lowest middle-market quotations for the Vodafone ordinary shares as derived from the Daily Official List of the London Stock Exchange and the highest and lowest sales prices of Vodafone ADRs on the NYSE Composite Tape. These historical sales prices of Vodafone ordinary shares and Vodafone ADRs should not be taken as an indication of future performance and no assurance can be given that the price of Vodafone ordinary shares or Vodafone ADRs will not decline.

    Each Vodafone ordinary share was split into five Vodafone ordinary shares and each Vodafone ADR was split into five Vodafone ADRs on October 1, 1999; this split has been given retroactive effect in presenting monthly data for the year ending March 31, 2000 (to date).

                                                                   VODAFONE                         VODAFONE
                                                                   ADRS(1)                      ORDINARY SHARES
                                                       --------------------------------      ----------------------
                                                           HIGH                LOW             HIGH          LOW
                                                       -------------      -------------      --------      --------
                                                             ($ PER VODAFONE ADR)               (L PER VODAFONE
                                                                                                ORDINARY SHARE)
FISCAL YEAR ENDED MARCH 31, 1998(2)
First Quarter........................................   49 3/4             43                  3.070        2.650
Second Quarter.......................................   54 1/8             48 3/8              3.560        2.890
Third Quarter........................................   75 1/4             52 1/4              4.620        3.080
Fourth Quarter.......................................  104 1/2             68 5/16             6.500        4.255
FISCAL YEAR ENDED MARCH 31, 1999(2)
First Quarter........................................  130                100 3/4              7.900        5.965
Second Quarter.......................................  154                112 3/4              9.600        6.775
Third Quarter........................................  167                 94                  9.980        5.510
Fourth Quarter.......................................  197 3/4            165 3/4             12.640        9.750
FISCAL YEAR ENDING MARCH 31, 2000(3)
April, 1999..........................................   39 3/4             33 13/16            2.520        2.108
May, 1999............................................   41 11/16           35 1/4              2.596        2.146
June, 1999(4)........................................   43 5/16            38                  2.744        2.368
July, 1999...........................................   42 15/16           39 13/16            2.782        2.494
August, 1999.........................................   42 1/4             36 9/16             2.656        2.270
September, 1999......................................   47 7/8             38 9/16             2.890        2.376
October, 1999(5).....................................   52 15/16           42                  3.195        2.543

------------------------

(1) Each Vodafone ADR represents ten Vodafone ordinary shares.

(2) Quarterly information in this table is from Vodafone's reports filed with the SEC and has not been adjusted for the 5:1 split of Vodafone ordinary shares and the concurrent 5:1 split of Vodafone ADRs on October 1, 1999.

(3) Monthly information in this table is from information reported by Bloomberg Financial Markets, which retroactively adjusted that information for the 5:1 split of Vodafone ordinary shares and the concurrent 5:1 split of Vodafone ADRs on October 1, 1999.

(4) The merger of AirTouch with a subsidiary of Vodafone occurred on June 30, 1999.

(5) Through October 20, 1999.

    The following table sets forth dividends announced and paid in respect of Vodafone ordinary shares and the corresponding amounts attributable to Vodafone ADRs, for the periods indicated. The amounts listed include the associated United Kingdom tax credit available to beneficial owners of Vodafone ordinary shares or Vodafone ADRs who are resident in the U.S. for tax purposes, but before deduction of United Kingdom withholding taxes. Therefore, the amounts shown are not those that were actually paid to holders of Vodafone ordinary shares and Vodafone ADRs. The percentage of any dividend represented by the associated United Kingdom tax credit has varied over the periods indicated. As of April 6, 1999, the United Kingdom tax credit is now effectively completely set off by the amount of applicable United Kingdom withholding taxes. The United Kingdom tax credit is currently one-ninth of the cash dividend. Dividends have been translated from pounds sterling per Vodafone ADR into dollars using the exchange rate on the date the dividends were paid. Dividends have historically been paid semi-annually, with the regular interim dividend with respect to the first six months of Vodafone's fiscal year payable in February and the regular final dividend with respect to the second six months of Vodafone's fiscal year payable in August.

                                                         DIVIDENDS PER VODAFONE ORDINARY
                                                            SHARE AND VODAFONE ADR(1)
                                               ---------------------------------------------------
                                                  FIRST SIX        SECOND SIX
                                                   MONTHS            MONTHS             TOTAL
                                               ---------------   ---------------   ---------------
FISCAL YEAR ENDED MARCH 31, 1994
  Vodafone ordinary share(2).................          1.77p.            1.76p.            3.53p.
  Vodafone ADR(2)............................  $       0.25      $       0.27      $       0.52
FISCAL YEAR ENDED MARCH 31, 1995
  Vodafone ordinary share....................          2.05p.            2.13p.            4.18p.
  Vodafone ADR...............................  $       0.32      $       0.33      $       0.65
FISCAL YEAR ENDED MARCH 31, 1996
  Vodafone ordinary share....................          2.46p.            2.55p.            5.01p.
  Vodafone ADR...............................  $       0.38      $       0.39      $       0.77
FISCAL YEAR ENDED MARCH 31, 1997
  Vodafone ordinary share....................          2.95p.            3.06p.            6.01p.
  Vodafone ADR...............................  $       0.48      $       0.49      $       0.97
FISCAL YEAR ENDED MARCH 31, 1998
  Vodafone ordinary share....................          3.39p.            3.52p.            6.91p.
  Vodafone ADR...............................  $       0.55      $       0.57      $       1.12
FISCAL YEAR ENDED MARCH 31, 1999(3)
  Vodafone ordinary share....................          3.90p.            3.60p.(4)         7.50p.(4)
  Vodafone ADR...............................  $       0.63      $       0.58(4)   $       1.21(4)

------------------------

(1) Quarterly information in this table is from Vodafone's reports filed with the SEC and has not been adjusted for the 5:1 split of Vodafone ordinary shares and the concurrent 5:1 split of Vodafone ADRs on October 1, 1999. References to "p." are to pence; one hundred pence equal one pound sterling.

(2) The dividend per Vodafone ordinary share and Vodafone ADR have been restated for the capitalization issue approved by the shareholders of Vodafone on July 20, 1994.

(3) The merger of AirTouch with a subsidiary of Vodafone occurred on June 30, 1999.

(4) For the fiscal year ended March 31, 1999, the dividend for the second six months and the total dividend for the year is as reported by Bloomberg Financial Markets, and was not retroactively adjusted for the 5:1 split of Vodafone ordinary shares and the concurrent 5:1 split of Vodafone ADRs on October 1, 1999.

                                USE OF PROCEEDS

    We will apply the net proceeds from the sale of the PIES of $      to our
general funds to be used for general corporate purposes and/or loans to our affiliates, which in turn will use the funds for general corporate purposes. Our general corporate purposes may include financing the activities of our subsidiaries, refinancing our short-term or long-term borrowings and financing investments and acquisitions.

                            DESCRIPTION OF THE PIES

    The following description of the PIES supplements and, where inconsistent, replaces the description of the general terms of Debt Securities contained in the accompanying prospectus. These descriptions are a summary of the material terms of the PIES and an indenture between us and Bank One Trust Company, NA, as trustee, including a supplement to that indenture concerning the PIES. This summary does not restate the terms of the PIES or the indenture in their entirety. We urge you to read the PIES and the indenture because they, and not this description, define your rights as investors. You can obtain a copy of the form of the supplemental indenture and of the form of the PIES by contacting us as described in the accompanying prospectus under "Where You Can Find More Information."

GENERAL

    The PIES will be a series of the Debt Securities described in the accompanying prospectus.

    The PIES will be unsecured and will rank equal in right of payment with all of our other unsecured and unsubordinated debt. We are, however, a holding company and conduct our operations through subsidiaries. The PIES will be structurally subordinated to all indebtedness of our subsidiaries.

    The PIES will mature on November 15, 2002 unless extended or, following an event of default, accelerated. The indenture does not limit the amount of Debt Securities we may issue, and in the future, we may issue additional Debt Securities or other securities with terms similar to those of the PIES.

    Pursuant to an issuing and paying agency agreement to be dated             ,
1999, we have appointed The Bank of New York, whose principal offices are located at 101 Barclay Street, 21st Floor, New York, NY 10286, as registrar, paying agent, transfer agent and exchange agent and The Bank of New York, London, whose principal offices are located at 1 Canada Square, London, E14 5AL, United Kingdom, as United Kingdom transfer agent.

FINANCIAL TERMS

    The specific financial terms of the PIES we are offering are as follows:

    --  TITLE:                             % Exchangeable Notes due November 15, 2002, representing
                                                 of our Premium Income Exchangeable Securities-SM-,
                                           which we refer to as PIES-SM-
    --  TOTAL PRINCIPAL AMOUNT BEING
        ISSUED:                            $      (plus any amount needed to cover the
                                           underwriters' exercise of their overallotment option)

    --  MATURITY (DUE) DATE FOR
        PRINCIPAL:                         November 15, 2002 (unless extended or accelerated)
    --  INTEREST RATE:                     % annually (or approximately $         per PIES
                                           annually)
    --  DATE INTEREST STARTS ACCRUING:     , 1999

    --  DUE DATES FOR INTEREST:            Every February 15, May 15, August 15, and November 15
    --  FIRST DUE DATE FOR INTEREST:       February 15, 2000
    --  REGULAR RECORD DATES FOR
        INTEREST:                          Every January 31, April 30, July 31 and October 31
    --  PAYMENT CURRENCY:                  We will make interest payments and other cash payments
                                           in dollars (though if you so elect the paying agent will
                                           convert payments to you into pounds sterling before
                                           distribution as described below under "--Payment
                                           Mechanics and Payment Currency Election")

CALCULATION OF INTEREST

    We will pay interest on the PIES on the interest payment dates stated above under "--Financial Terms" and at maturity. Each payment of interest due on an interest payment date or at maturity will include interest accrued from and including the last date to which interest has been paid or made available for payment (or from and including the issue date, if none has been paid or made available for payment) to but excluding the relevant payment date. We will compute interest on the PIES on the basis of a 360-day year of twelve 30-day months.

    The PIES are denominated in dollars and we will make payments of interest on the PIES, and any payment of cash at their maturity, in dollars. You may, however, instruct the paying agent to convert payments to you into pounds sterling before distribution as described below under "--Payment Mechanics and Payment Currency Election." Any costs incurred as a result of conversion will be deducted from the amount deliverable to you.

    If any interest payment date or the maturity of the PIES falls on a day that is not a business day, payment of any amount otherwise payable on that date will be made on the first following day that is a business day with the same force and effect as if made on the date it would otherwise have been payable. No additional interest will accrue as a result of such delayed payment.

    In addition, if you elect for payments to you to be converted into pounds sterling, any payment that would otherwise be made on a date on which commercial banks and foreign exchange markets are not generally open for business in London will be made on the first following day that is a business day and on which these institutions are generally open, with the same force and effect as if made on the date it would otherwise have been payable. No additional interest will accrue as a result of any such delayed payment.

    The regular record date relating to an interest payment date for any PIES will be the last day of the calendar month immediately preceding the interest payment date, whether or not that preceding day is a business day. We will pay the interest to holders in whose name PIES are registered at the close of business on the regular record date relating to the interest payment date. If interest is due at maturity, we will pay the interest to the person or entity entitled to receive the principal on the PIES.

CALCULATION OF PAYMENT AT MATURITY

    At maturity, we will apply the exchange ratio set out below to calculate the number of Vodafone ADRs corresponding to each PIES. We will then deliver either the resulting number of Vodafone ADRs or, if we so elect, the cash equivalent of that number of Vodafone ADRs or a combination of cash and Vodafone ADRs.

    The exchange ratio is equal to the following number of Vodafone ADRs per
PIES:

    (1) if the maturity price, as described below, is greater than or equal to
       $            (this amount is called the "threshold appreciation price"),
             Vodafone ADRs,

    (2) if the maturity price is less than the threshold appreciation price but
       is greater than $      (this amount is called the "initial price"), a
       fraction equal to (a) $      (the initial price) divided by (b) the
       maturity price of one Vodafone ADR, and

    (3) if the maturity price is less than or equal to $      (the initial
       price), one Vodafone ADR.

    We refer below to the ratios of Vodafone ADRs to one PIES in this definition of the exchange ratio as the "share components." We may adjust the exchange ratio as described below under "--Dilution Adjustments; Other Adjustment Events."

    THE VALUE OF THE VODAFONE ADRS WE DELIVER TO YOU AT MATURITY (OR THE CASH EQUIVALENT AND ANY OTHER PROPERTY WE DELIVER INSTEAD OF THE VODAFONE ADRS) MAY BE LESS THAN THE PRINCIPAL AMOUNT OF THE PIES.

    If you receive Vodafone ADRs and prefer to hold Vodafone ordinary shares directly, you may withdraw the underlying Vodafone ordinary shares by following the relevant procedures of the depositary for the Vodafone ADRs. Such withdrawals are expected to be subject only to (i) any temporary delays caused by closing transfer books of the depositary or Vodafone or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends, if applicable, (ii) the payment of any related fees, taxes, and similar charges (which you will be responsible for), and (iii) compliance with any laws or governmental regulations in force at that time relating to Vodafone ADRs or to the withdrawal of deposited securities.

    Each Vodafone ADR currently represents ten Vodafone ordinary shares. Vodafone ADRs may, however, in the future represent other securities or property as well, as a result of any non-cash distributions in respect of Vodafone ordinary shares that are not distributed to Vodafone ADR holders but instead are held by the depositary on behalf of Vodafone ADR holders. The terms of the deposit agreement defining the rights of holders of Vodafone ADRs may be altered at any time, and the deposit agreement may be replaced by another deposit agreement with differing terms.

    Any Vodafone ADRs we deliver to you will be freely transferable (assuming you are not affiliated with Vodafone and excepting any transfer restrictions you yourself cause). You will be responsible for paying any and all brokerage costs if you sell any Vodafone ADRs you receive. We will not issue fractional Vodafone ADRs at maturity, as discussed under "--Fractional Vodafone ADRs" below.

    At maturity, we may elect to deliver cash instead of all or any portion of the Vodafone ADRs to which you would otherwise be entitled. On or before the 21st business day before November 15, 2002 (unless we extend the stated maturity of the PIES as described below), we will notify the trustee and The Depository Trust Company, known as DTC, and publish a notice (as described below under "--Notices") stating whether the principal amount of each PIES will be exchanged for Vodafone ADRs, for cash or for a combination of the two. If the notice indicates the exchange will be for a combination of Vodafone ADRs and cash, it will also specify the proportion between the two.

    If we elect to deliver cash, the cash amount for each PIES will be equal to the product of (1) the number of Vodafone ADRs otherwise deliverable in respect of the PIES at maturity, multiplied by (2) the maturity price. If certain dilution events occur, we will adjust the exchange ratio (and thus the number of Vodafone ADRs deliverable at maturity). Further, in the case of certain adjustment events, the consideration we pay to you at maturity may include securities other than Vodafone ADRs, or cash, instead of or in addition to Vodafone ADRs. See "--Dilution Adjustments; Other Adjustment Events" below.

    We will make any cash payment in dollars. You may, however, instruct the paying agent to convert any cash payments to which you become entitled into pounds sterling (as described below under "--Payment Mechanics and Payment Currency Election"). Any costs incurred as a result of conversion will be deducted from the amount deliverable to you.

MATURITY PRICE

    The "maturity price" (other than in the case of a post-extension termination discussed below) means the average closing price (as discussed below) per Vodafone ADR on the 20 trading days immediately before (but not including) the maturity of the PIES; however, if there are not 20 trading days within the 60 calendar days immediately before, but not including, the date of the PIES' maturity, the "maturity price" will be the market value per Vodafone ADR on the trading day prior to maturity, as determined by a nationally recognized investment banking firm that we retain for this purpose. We may adjust the maturity price as described below in "--Dilution Adjustments; Other Adjustment Events."

    The "closing price" of a given security, on any date of determination is:

    (1) the closing sale price (or, if no closing price is reported, the last reported sale price) of the security on the NYSE on the relevant date,

    (2) if the security is not listed for trading on the NYSE on the relevant date, the closing sale price (or, if no closing price is reported, the last reported sale price) as reported on the relevant date by the NASDAQ Stock Market,

    (3) if the security is not listed for trading on the NYSE and not reported on the NASDAQ Stock Market on the relevant date, the dollar equivalent (converted from pounds at the noon buying rate on the relevant date) of the closing sale price (or, if no closing price is reported, the last reported sale price) of the security as derived from the Daily Official List of the London Stock Exchange on the relevant date,

    (4) if the security is not listed for trading on the NYSE or the London Stock Exchange and not reported the NASDAQ Stock Market on the relevant date, the closing sale price (or, if no closing price is reported, the last reported sale price) as reported in the composite transactions on the relevant date for the principal United States securities exchange on which the security is so listed,

    (5) if the security is not so reported, the last quoted bid price for the security in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization, or

    (6) if the security is not so quoted, the average of the mid-point of the last bid and ask prices for the security on the relevant date from each of at least three nationally recognized independent investment banking firms that we select for this purpose.

    If an "ex-dividend" date for a security occurs during the 20 trading day period used in determining that security's maturity price, the closing price of the security on any day prior to the "ex-dividend" date used in calculating the maturity price shall be reduced by the amount of the dividend. For this purpose the amount of a non-cash dividend will be equal to the value of that dividend as determined by a nationally recognized investment banking firm that we retain for this purpose.

    A "trading day" means a business day on which the relevant security for purposes of determining the maturity price (A) is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business in the United States or the United Kingdom and
(B) has traded at least once on the United States national or regional securities exchange or association, qualifying European securities exchange (as described below) or over-the-counter market that is the primary market for the trading of that security.

    A "business day" is any day that is not a Saturday, a Sunday or a day on which the NYSE or banking institutions or trust companies in The City of New York are authorized or obligated by law or executive order to close.

    The following chart shows examples of the number of Vodafone ADRs or the amount of cash that an investor would receive for each PIES at various maturity prices. The chart assumes that there will be no adjustments to the exchange ratio due to any of the events described under "--Dilution Adjustments; Other Adjustment Events" below. We cannot assure you that the maturity price will be
within the range set forth below. Given the initial price of $      per PIES and
the threshold
appreciation price of $            , an investor would receive at maturity the
following number of Vodafone ADRs or amount of cash (if we elect to pay all of the PIES in cash) per PIES:

   MATURITY PRICE       NUMBER OF VODAFONE ADRS(1)   AMOUNT OF CASH(2)
---------------------   --------------------------   -----------------

      $                                                  $

      $                                                  $

      $                                                  $

      $                                                  $

      $                                                  $

------------------------

(1) Each Vodafone ADR currently represents 10 Vodafone ordinary shares.

(2) Numbers have been rounded for illustrative purposes.

    As the above chart illustrates,

    - if the maturity price is greater than or equal to $            , (the
      threshold appreciation price) we will be obligated to deliver
      Vodafone ADRs for each PIES; as a consequence, we would receive       % of
      the appreciation in market value above $            (the threshold
      appreciation price) and you would receive       % of the appreciation in
      market value above $            (the threshold appreciation price),

    - if the maturity price is greater than $      (the initial price of the
      PIES) and less than $            (the threshold appreciation price), we
      will be obligated to deliver only Vodafone ADRs having a market value
      equal to $      (the initial price of the PIES); as a consequence, we
      would retain all of the appreciation in the market value of the Vodafone ADRs, and

    - if the maturity price is less than or equal to $      (the initial price
      of the PIES), we will be obligated to deliver one Vodafone ADR per PIES, regardless of the market value of the Vodafone ADRs; as a consequence, you will bear the full risk of a decline in market value of Vodafone ADRs.

FRACTIONAL VODAFONE ADRS

    We will not issue fractional Vodafone ADRs or fractional reported securities on maturity of the PIES. If you surrender more than one PIES at one time the number of full Vodafone ADRs or reported securities which we will deliver upon exchange, in whole or in part, as the case may be, will be computed on the basis of the total number of PIES so surrendered at maturity. Instead of delivering any fractional Vodafone ADRs or reported security in respect of any PIES which we exchange at maturity, we will instead deliver an amount in cash equal to the value of the fractional Vodafone ADRs or reported security at the maturity price.

EXTENSIONS AND POST-EXTENSION TERMINATION

    The initial stated maturity of the PIES is November 15, 2002. We may, however, extend their stated maturity to February 15, 2003 and then further extend their stated maturity to May 15, 2003. We refer to each of these extensions as an "extension period."

    If we choose to extend the stated maturity of the PIES, we will notify you of the new stated maturity more than 20 and less than 61 business days prior to the then-current stated maturity. Interest on the PIES will continue to accrue
in arrears at the rate of    % during any extension period until maturity
(including maturity resulting from post-extension termination, as described below). If we extend the stated maturity of the PIES twice (to May 15, 2003), additional interest will accrue in arrears during the second extension period (from February 15, 2003 until maturity, including maturity resulting from post-extension termination) at a rate per annum equal to 0.5% of the principal amount of the PIES. Additional interest will be paid in the same manner and at the same time as other interest payments required to be made under the PIES.

    If we complete a refinancing offer (as described below) during any extension period, we may terminate and repay the principal amount of all, but not less than all, of the PIES (other than PIES subject to purchase in the refinancing offer). We refer to this termination and repayment as a "post-extension termination." We may exercise our post-extension termination election if we:

    (1) provide an officer's certificate to the trustee stating that we are engaged in a good faith effort to launch and consummate a refinancing offer;

    (2) notify the holders of the PIES more than 20 and less than 31 business days prior to the anticipated settlement date of the refinancing offer:

       (a) of our intention to launch and consummate a refinancing offer,

       (b) of the anticipated settlement date, and

       (c) that the PIES will be terminated and repurchased by us on the anticipated settlement date; and

    (3) simultaneously notify DTC and the trustee and publish a notice (as described below under "--Notices") stating:

       (a) whether the principal amount of each PIES will be paid in Vodafone ADRs, cash or a combination of the two, and

       (b) if a combination of cash and Vodafone ADRs, the relative proportions of the two.

    The termination and purchase date for the PIES will be the anticipated settlement date indicated in the notice described above, except that we may postpone the settlement date for the refinancing offer by making a press release at least two business days prior to that anticipated settlement date in which we give notice of the date to which we have postponed the termination and purchase date. Notwithstanding the foregoing, if we terminate or abandon a refinancing offer, any election made to terminate the PIES will be deemed rescinded if we give notice of the termination or abandonment by press release with the result that the PIES will mature on the then existing stated maturity date, subject to post-extension termination on the terms described in this prospectus supplement.

    "Refinancing offer" means a refinancing, reoffering or retirement of all or part of the PIES effected not earlier than November 15, 2002 by means of a completed public offer or offers, which may include one or more exchange offers, of securities by or on behalf of us.

    In the case of a post-extension termination in connection with a refinancing offer, the "maturity price" will be calculated differently than under other circumstances: it will be the closing price per ADR on the trading day immediately preceding the date that the refinancing offer is priced (the "pricing date") or, if the refinancing offer is priced after 4:00 p.m., New York time, the closing price per Vodafone ADR on the pricing date; IF, HOWEVER, the day immediately preceding the pricing date is not a trading day or if pricing occurs after 4:00 p.m., New York time, and the pricing date is not a trading day, the "maturity price" will be the closing price per Vodafone ADR on the trading day prior to maturity.

DILUTION ADJUSTMENTS; OTHER ADJUSTMENT EVENTS

    Adjustments will be made to the exchange ratio and to the maturity price in the event of the occurrence of the circumstances described below.

ADR DILUTION ADJUSTMENT EVENTS

    Each of the following are called "ADR dilution adjustment events":

    (1) any subdivision or split of the outstanding Vodafone ADRs,

    (2) any distribution of additional Vodafone ADRs to holders of Vodafone ADRs, and

    (3) any combination of the outstanding Vodafone ADRs into a smaller number of ADRs.

    If an ADR dilution adjustment event occurs we will adjust the exchange ratio by adjusting each of the share components of the exchange ratio in effect immediately before this event so that you will be entitled to receive, when we exchange the principal amount of the PIES at maturity, the number of Vodafone ADRs which you would have owned or been entitled to receive immediately following this event had the PIES been exchanged for the corresponding ADRs immediately before this event or any record date with respect to it.

RIGHTS ISSUE ADJUSTMENT EVENTS

    It will constitute a rights issue adjustment event if:

    (1) the depositary for the Vodafone ADRs distributes to holders of the Vodafone ADRs rights or warrants entitling holders to subscribe for or purchase additional Vodafone ADRs for less than their market price (calculated as described below), or

    (2) Vodafone issues rights or warrants to all holders of Vodafone ordinary shares entitling holders to subscribe for or purchase Vodafone ordinary shares for less than their market price (as described below), and the depositary distributes such rights or warrants to holders of Vodafone ADRs, unless:

       (a) the Vodafone ADRs represent more than a DE MINIMIS amount of property other than Vodafone ordinary shares during the period in which market price is determined pursuant to the provisions below, or

       (b) the securities distributed are rights to purchase Vodafone ordinary shares pursuant to a plan for the reinvestment of dividends.

    ADJUSTMENT FORMULA. In the case of a rights issue adjustment event, we will adjust the exchange ratio pursuant to the following formula:

                                    OS + AS
ER = SC X
                                --------------

                                                     EP
                        OS +       (           AS X   M   )

    Where   ER =  the adjusted exchange ratio;
            SC = the share component of the exchange ratio in effect on the record date for the relevant issuance of the rights or warrants;
            OS = the number of Vodafone ordinary shares or Vodafone ADRs, as the case may be, outstanding on the record date for the issuance of the rights or warrants;
            AS = the number of additional securities offered for subscription or purchase pursuant to the rights or warrants;
            EP = the exercise price of the rights or warrants; and M = the market price (calculated as defined below) of the relevant securities.

    If the rights or warrants expire before the maturity of the PIES and the securities they relate to are not delivered by the terms of the rights or warrants before their expiration, we will readjust the exchange ratio to the exchange ratio which would then be in effect if the adjustments for the issuance of the rights or warrants had been made on the basis of delivery of only the number of securities actually delivered by the terms of the rights or warrants. Any Vodafone ordinary shares issuable in payment of a dividend on the Vodafone ordinary shares, or Vodafone ADRs issuable as a distribution on the Vodafone ADRs, will be deemed to have been issued immediately before the close of business on the record date for the dividend or distribution for purposes of calculating the number of outstanding Vodafone ordinary shares or Vodafone ADRs under this paragraph.

    CALCULATION OF MARKET PRICE. The "market price" used in determining whether a rights issue adjustment event has occurred, and in setting the amount of any such adjustment, will be calculated by averaging the closing price of the relevant security on the last five trading days ending on or before the record date that Vodafone, or the depositary, as the case may be, uses to determine those entitled to receive the rights or warrants at their initial distribution. If, however, the first of those five trading days occurs more than 60 calendar days before such record date, the market price of the relevant security will be the market value per security as of the record date that Vodafone, or the depositary, as the case may be, uses to determine those entitled to receive the rights or warrants at their initial distribution, as determined by a nationally recognized investment banking firm that we retain for this purpose. If an "ex-dividend" date for the Vodafone ordinary shares, or the record date for a distribution on the ADRs, occurs during the five trading day period used in determining that security's market price, the closing price of the relevant security on any day prior to the "ex-dividend" date or record date, as the case may be, used in calculating the market price shall be reduced by the amount of the dividend or distribution. For this purpose, the amount of a non-cash dividend or distribution will be equal to the value of that dividend or distribution as determined by a nationally recognized investment banking firm that we retain for this purpose.

    All adjustments to the exchange ratio will be calculated to the nearest 1/10,000th of a Vodafone ADR (or if there is not a nearest 1/10,000th of a Vodafone ADR to the next lower 1/10,000th of a Vodafone ADR). No adjustment in the exchange ratio will be required unless the adjustment would require an increase or decrease of at least one percent. Any adjustments that therefore are not required to be made will be carried forward and taken into account in any subsequent adjustment.

ADJUSTMENT OF MATURITY PRICE IN THE CASE OF DILUTION EVENTS

    If an adjustment is made to the exchange ratio pursuant to an ADR dilution adjustment event or a rights issue adjustment event, as described above, an adjustment will also be made to the maturity price as the term is used in the exchange ratio definition, by multiplying the maturity price by the number or fraction corresponding to the exchange ratio adjustment procedure described above. Each adjustment to the exchange ratio and the maturity price will be made successively.

OTHER ADJUSTMENT EVENTS

    Each of the following events are called "adjustment events":

    (1) any distribution to all holders of ADRs of cash (excluding distributions of ordinary cash dividends (as defined below) received from Vodafone on the Vodafone ordinary shares), securities (other than distributions of securities constituting ADR adjustment events or rights issue adjustment events) or other assets,

    (2) any consolidation or merger of Vodafone with or into another entity unless:

       (a) Vodafone is the continuing corporation after the consolidation or merger and

       (b) the Vodafone ADRs outstanding immediately before the consolidation or merger are not exchanged for cash, securities or other property of Vodafone or another corporation, and

    (3) any liquidation, dissolution or winding up of Vodafone.

    ADJUSTMENT OF PAYMENT AT MATURITY. After the occurrence of any adjustment event, we will deliver to you at maturity, instead of or (in the case of an adjustment event described in clause (1) above in this section, "--Other Adjustment Events") in addition to, Vodafone ADRs (or their cash equivalent), reported securities (as defined below) in certain circumstances or cash in an amount equal to:

    - if the maturity price is greater than or equal to the threshold
      appreciation price, $      multiplied by the transaction value (as defined
      below),

    - if the maturity price is less than the threshold appreciation price but is
      greater than $      , the product of (1) $      divided by the maturity
      price, multiplied by (2) the transaction value, and

    - if the maturity price is less than or equal to $      , the transaction
      value.

    ADJUSTMENT OF MATURITY PRICE FOR AN ADJUSTMENT EVENT. Following an adjustment event, the maturity price, as this term is used in this section, "--Other Adjustment Events" and throughout the definition of exchange ratio, will be adjusted to equal:

    (1) if Vodafone ADRs are outstanding at maturity, the maturity price of the Vodafone ADRs plus the transaction value, or

    (2) if Vodafone ADRs are not outstanding at maturity, the transaction value.

TRANSACTION VALUE

    The following table explains how "transaction value" will be calculated:

FOR ANY CASH RECEIVED IN ANY ADJUSTMENT       the amount of cash received per Vodafone
EVENT THE TERM "TRANSACTION VALUE" MEANS:     ADR.

FOR ANY REPORTED SECURITIES RECEIVED IN ANY   either
ADJUSTMENT EVENT THAT ARE:                    (a) if there are at least 20 trading days
  (A) LISTED ON A UNITED STATES NATIONAL      for the relevant reported security within
  SECURITIES EXCHANGE,                          the 60 calendar days immediately before,
  (B) REPORTED ON A UNITED STATES NATIONAL      but not including, the date on which
  SECURITIES SYSTEM SUBJECT TO LAST SALE        maturity of the PIES occurs, an amount
  REPORTING,                                    equal to the average closing price per
  (C) TRADED ON A QUALIFYING EUROPEAN           security of the reported securities for
  EXCHANGE, OR                                  the 20 trading days immediately before
  (D) TRADED IN THE OVER-THE-COUNTER MARKET     (but not including) maturity, or
  AND REPORTED ON THE NATIONAL QUOTATION        (b) if there are not 20 trading days for
  BUREAU OR SIMILAR ORGANIZATION,               any particular reported security within
THE TERM "TRANSACTION VALUE" MEANS:             the 60 calendar days immediately before,
                                                but not including, the date on which
                                                maturity of the PIES occurs, the market
                                                value per security of this reported
                                                security on the trading day prior to
                                                maturity, as determined by a nationally
                                                recognized investment banking firm that we
                                                retain for this purpose,
                                              in either case multiplied by the number of
                                              these reported securities (as adjusted as
                                              described in this section) received per
                                              Vodafone ADR.

FOR ANY OTHER REPORTED SECURITIES THE TERM    the average of the mid-point of the last bid
"TRANSACTION VALUE" MEANS:                    and ask prices for the reported security as
                                              of maturity from each of at least three
                                              nationally recognized investment banking
                                              firms that we retain for this purpose,
                                              multiplied by the number of the reported
                                              securities (as adjusted as described in this
                                              section) received per Vodafone ADR.

FOR ANY PROPERTY RECEIVED IN ANY ADJUSTMENT   an amount equal to the fair market value of
EVENT OTHER THAN CASH OR REPORTED             the property received per Vodafone ADR on
SECURITIES, THE TERM "TRANSACTION VALUE"      the date the property is received, as
MEANS:                                        determined by an investment banking firm
                                              nationally recognized in the United States
                                              that we retain for this purpose.

For purposes of calculating the transaction value, any cash, reported securities or other property receivable in any adjustment event will be deemed to have been received immediately before the close of business on the record date for the adjustment event or, if there is no record date for the adjustment event, immediately before the close of business on the effective date of the adjustment event.

IN THE EVENT YOU RECEIVE REPORTED SECURITIES

    If an adjustment event occurs because securities that are "reported securities" (as described below) were distributed to holders of Vodafone ADRs we will, subject to certain conditions, have the option of delivering to you at maturity a number of those reported securities with a value equal to the additional cash we would otherwise pay you in respect of the relevant adjustment event.

    "Reported securities" are securities that:

    (1) are:

       (a) listed on a United States national securities exchange,

       (b) reported on a United States national securities system subject to last sale reporting,

       (c) reported on a qualifying European securities exchange,

       (d) traded in the over-the-counter market and reported on the National Quotation Bureau or similar organization, or

       (e) for which bid and ask prices are available from at least three nationally recognized investment banking firms, and

    (2) are either:

       (x) perpetual debt or equity securities or

       (y) non-perpetual equity or debt securities with a stated maturity after the stated maturity of the PIES.

    A "qualifying European securities exchange" is a securities exchange located in Europe with total annual turnover of equity securities in excess of $1 billion in the most recently completed calendar year for which data have been released by such exchange as of the relevant time of determination (adjusted, as necessary, to eliminate double-counting of transactions).

    If reported securities are distributed to holders of Vodafone ADRs in an adjustment event, we may make the portion of the payment at maturity that corresponds to the transaction value of that distribution in either of two ways, at our election:

    (1) by delivering cash, or

    (2) by delivering a number of the relevant reported securities with a value (determined according to the definition of transaction value above) equivalent to that cash.

If we choose the second option:

    (1) we must deliver all cash amounts as to which we did not exercise our option if we exercise this option in respect of less than all cash amounts that we would otherwise deliver in respect of reported securities received in an adjustment event, and

    (2) we may not exercise this option if the reported securities have not yet been delivered to the investors entitled to them following this adjustment event or any record date with respect to it.

    If we elect to deliver reported securities, investors will be responsible for the payment of any brokerage and other transaction costs when selling the reported securities. If, following any adjustment event, any reported security ceases to qualify as a reported security, then (a) we may no longer elect to deliver that reported security instead of an equivalent amount of cash and
(b) notwithstanding the
definition of transaction value given above, the transaction value of that reported security will mean its fair market value on the date it ceases to qualify as a reported security, as determined by a nationally recognized investment banking firm we retain for this purpose.

    The amount of cash and/or the kind and amount of securities into which we will exchange the PIES after an adjustment event will be subject to adjustment following the adjustment event in the same manner and when the same type of events as described under this caption "--Dilution Adjustments; Other Adjustment Events" occur with respect to Vodafone ADRs.

    The term "ordinary cash dividend" means, with respect to any consecutive 365-day period, any dividend with respect to Vodafone ordinary shares that Vodafone pays in cash to the extent that the gross amount of the dividend, together with the total amount of all other dividends on Vodafone ordinary shares that Vodafone has paid in cash during this 365-day period, does not exceed on a per-share basis 10% of the average of the closing prices of Vodafone ordinary shares over this 365-day period.

    No dilution adjustments will be made for events, other than those described above, such as offerings of Vodafone ordinary shares for cash or in connection with acquisitions (unless these offerings are made through the issuance of rights or warrants to holders of Vodafone ordinary shares that result in distributions being made in respect of the Vodafone ADRs).

    We are required, within ten business days following the occurrence of an event that requires an adjustment to the exchange ratio or the occurrence of an adjustment event (or, in either case, if we are not aware of this occurrence, as soon as practicable after we become so aware), to notify the trustee and each holder of PIES in writing of the occurrence of this event, including a statement in reasonable detail setting forth the method by which the adjustment to the exchange ratio or change in the consideration to be received by investors following the adjustment event was determined and setting forth the revised exchange ratio or consideration, as the case may be. For any adjustment to the maturity price, however, the notice need only disclose the factor by which the maturity price is to be multiplied in order to determine which clause of the exchange ratio definition will apply at maturity.

IN CERTAIN CIRCUMSTANCES VODAFONE ORDINARY SHARES WILL REPLACE VODAFONE ADRS AS
  THE REFERENCE SECURITY

    If Vodafone ordinary shares cease to be represented by American Depositary Receipts issued under a depositary receipt program sponsored by Vodafone, or Vodafone ADRs cease to be listed on the NYSE (and are not at that time listed on another United States national securities exchange), all references in this prospectus supplement to the Vodafone ADRs relative to the terms of the PIES will be deemed to have been replaced by a reference to:

    (1) the number of Vodafone ordinary shares corresponding to the Vodafone ADRs on the last day on which the Vodafone ADRs were traded on the NYSE,

    (2) as adjusted, pursuant to the adjustment provisions above, for any other property the Vodafone ADRs represented as if the other property had been distributed to holders of the Vodafone ADRs on that day.

EARLY REDEMPTION

    We will not be permitted to redeem the PIES before maturity. Because the PIES do not contain any sinking fund or other mandatory redemption provision, you will not have an option to receive the Vodafone ADRs corresponding to the PIES (or their cash equivalent) before the PIES' maturity.

TAXATION

    In the event that any payment made by us or any paying agent on a PIES is subject to withholding of United States federal income tax (as a result of a change in law or otherwise), we will not pay additional amounts to the holders of the PIES. You should refer to "Certain United States Federal Income Tax Considerations--Non-United States Persons."

DEFEASANCE

    We may terminate our obligations under the indenture with respect to the PIES, other than some continuing obligations which are described below, on the 91st day after the applicable conditions described below have been satisfied. The obligations which would terminate include those described under the caption "Description of Debt Securities--Merger" in the accompanying prospectus. We may undertake this termination, called "defeasance," if all of the following conditions are met:

    (1) We have irrevocably deposited in trust with the trustee with respect to each PIES:

       (A) The maximum number of Vodafone ADRs and of any reported securities, that could be deliverable at maturity with respect to the PIES (based on the exchange ratio at the time of deposit, assuming no exercise of the cash delivery option and full exercise of the option to deliver reported securities in lieu of cash in respect of the reported securities received in an adjustment event); and

       (B) U.S. government obligations as described in the accompanying prospectus, cash or a combination of both that is sufficient, in the written opinion of a nationally recognized firm of independent public accountants delivered to the trustee, to pay not later than one day before due (a) all interest on the PIES up to their stated maturity and (b) the maximum cash amount with respect to the PIES that could be deliverable at maturity with respect to any cash or property other than reported securities received in an adjustment event.

    (2) No default or event of default with respect to the indenture or the PIES has occurred and is continuing on the date of this deposit or occurs as a result of the deposit and, the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which we are a party or by which we are bound. We must deliver an officer's defeasance to the trustee verifying that these conditions are met.

    (3) We have delivered to the trustee an opinion of counsel in form satisfactory to the trustee which states that holders of PIES will not recognize income, gain or loss for United States federal income tax purposes as a result of our exercise of our defeasance option, and will be subject to United States federal income tax on the same amount, in the same manner and at the same time as would have been the case if we had not exercised our defeasance option.

    (4) We have paid or duly provided for payment of all amounts then due to the trustee under the terms of the indenture.

    (5) We have delivered to the trustee an officer's certificate and an opinion of counsel which state that we have met the conditions under the indenture that would allow us to discharge our obligations to comply with our covenants in the indenture.

    (6) We have delivered to the trustee an opinion of counsel which states that after the passage of 90 days after the deposit of the trust funds as described in clause (1) above, these funds will not be affected by any action against us brought under any United States federal or state bankruptcy, insolvency or similar law.

    As stated above, we would still have some continuing obligations after the exercise of our defeasance option. We would still have the obligation:

    - to exchange principal and pay interest with respect to the PIES,

    - to deposit cash and securities from time to time with the trustee under the provisions of the indenture relating to defeasance described in this section,

    - to provide any notices required with respect to any cash delivery option,

    - to maintain a registrar and paying agencies,

    - to register the transfer and exchange of PIES,

    - to hold moneys for payment in trust,

    - to replace stolen, lost or mutilated PIES certificates,

    - to maintain and, if necessary, replace, the trustee, and

    - to indemnify the trustee.

    It may happen that, after we have made an initial deposit as described in clause (1) above, an event requiring a dilution adjustment under the PIES occurs or one of the adjustment events occurs. If one of these events occurs, we must make an additional deposit with the trustee of, or the trustee will remit, a number of Vodafone ADRs, reported securities, U.S. government obligations and cash so that the trustee will hold the number of securities and amount of cash that it would have been entitled to hold if the initial deposit, and any permitted substitutions described below, had been made immediately after the event in question.

    Unless we are in default under the indenture, we may, at our option, substitute for the Vodafone ADRs or reported securities deposited as described in clause (1) above U.S. government obligations having an aggregate market value at the time of substitution and at daily mark-to-market valuations thereafter of not less than 125% of the product of the closing price per Vodafone ADR or the closing price per security of reported securities, respectively, on the day immediately preceding the time of each valuation, multiplied by the number of Vodafone ADRs or reported securities, respectively, for which these obligations are being substituted. Additionally, we may, at our option, substitute U.S. government obligations for Vodafone ADRs or for reported securities pledged after any dilution adjustment or adjustment event in the same manner. Before we can make any substitution as described in this paragraph, we must deliver to the trustee a legal opinion of nationally recognized counsel to the effect that the deposit of U.S. government obligations having an aggregate market value of 125% of the amount specified above is sufficient to avoid a violation of any applicable federal margin regulation. If we deliver an opinion to the foregoing effect but with respect to a greater percentage, then all references to 125% in this paragraph shall be deemed to be references to that greater percentage.

    Except in the case of U.S. government obligations pledged in respect of a cash amount that could be deliverable when the PIES become due and payable, the trustee will promptly pay over to us any dividends, interest, principal or other payments it receives in respect of any securities on deposit with it, unless we are in default on our obligations under the PIES, or unless the payment of this amount to us would cause the cash and securities on deposit with the trustee to become insufficient under the provisions of the indenture relating to defeasance that are described here.

    Under no circumstances may we substitute U.S. government obligations or replace Vodafone ADRs or reported securities within the 21 business days preceding the stated maturity of the PIES. If at maturity the number of Vodafone ADRs and/or reported securities on deposit with the trustee is insufficient to meet the obligations, based on the actual maturity price and the assumption that the cash delivery option is not exercised, under any PIES to deliver these securities, the trustee will distribute to the holders, pro rata, all of these securities held by it and, as to the remaining obligation to deliver these securities, will deliver the cash equivalent that we would have been allowed to deliver by liquidating the U.S. government obligations then pledged by us.

    On the 21st business day preceding the stated maturity of the PIES, we will notify DTC and the trustee of, and publish a notice stating (as described below under "--Notices"), the proportions of securities and cash that will be delivered at maturity, unless the trustee holds on that day sufficient Vodafone ADRs with which to settle the PIES in their entirety. The trustee shall promptly remit to us any excess cash or securities on deposit after all amounts owing in respect of the PIES at maturity have been paid in full.

    In addition to the events of default described in our accompanying prospectus, it will be an event of default if we fail at any time after exercising the defeasance option described here to deposit with the trustee cash and securities in the amounts and of the type required by the provisions described here within two business days after we or the trustee receive notice of this failure.

BOOK-ENTRY SYSTEM

    The PIES will be represented by one or more global notes in fully registered form, which will be deposited with The Bank of New York, as custodian for DTC and registered in the name of Cede & Co. as DTC's nominee. Purchases of the PIES under the DTC system must be made by or through direct participants, which will receive a credit for the PIES on DTC's records. Ownership of beneficial interests in each PIES is in turn to be recorded on the direct and indirect participants' records. Beneficial interests in the global notes may be held through Euroclear and Cedelbank because they are indirect participants in DTC.

    Beneficial interests in each global note will be shown on, and transfers of beneficial interests will be effected only through, records maintained by DTC and its participants. Owners of beneficial interests will not receive written confirmation from DTC of their purchase, but we expect owners of beneficial interests to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which they entered into the transaction.

    Transfers of ownership interests in the PIES will be accomplished by entries made on the books of participants acting on behalf of owners of beneficial interests. Owners of beneficial interests will not receive certificates representing their ownership interests in the PIES, unless DTC discontinues use of the book-entry system.

    Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants to owners of beneficial interests, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Neither DTC nor Cede & Co. will consent or vote with respect to the PIES. Under its usual procedures, DTC mails an Omnibus Proxy to the issuer of securities as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts the securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

    The policies of DTC, Cedelbank, and Euroclear will govern payments, transfers, exchange and other matters relating to the investor's interest in PIES held by them. We have no responsibility for any aspect of the actions of DTC, Cedelbank or Euroclear or any of their direct or indirect participants. We also do not supervise these systems in any way.

CLEARANCE AND SETTLEMENT PROCEDURES

INITIAL SETTLEMENT

    The Global PIES will be delivered at initial settlement to the custodian for DTC. Initial settlement for the PIES will be made in immediately available dollars and purchasers of the PIES are therefore required to pay for the PIES in immediately available dollars. The underwriters, however, are prepared to arrange for the conversion of pounds sterling or euro into dollars to enable investors outside the United States to make such payment by delivering pounds sterling or euro.

    Customary settlement procedures will be followed for participants of each system at initial settlement. Settlement procedures applicable to US dollar-denominated eurobonds will be followed for primary market purchasers which are Euroclear or Cedelbank participants, and beneficial interests in the PIES will be credited to their securities accounts on the business day following the settlement date against payment for value on the settlement date. Primary market purchasers which are DTC participants can have their securities accounts with DTC credited with beneficial interests in the PIES against payment in dollars in same-day funds on the settlement date through DTC's Same-Day Funds Settlement System.

SECONDARY MARKET TRADING

    Secondary market sales of beneficial interests in PIES for settlement within each clearing system will be settled in accordance with the rules and procedures established by the relevant system. Sales to be settled within Euroclear or Cedelbank and between Euroclear and Cedelbank will normally settle on a three business day basis unless parties specify a different period (which may be as short as two business days). Sales to be settled within DTC will be settled using the procedures applicable to U.S. corporate debt obligations in DTC's Same-Day Funds Settlement System in same-day funds, if payment is effected in dollars, or free of payment, if payment is not effected in dollars. In such case, separate payment arrangements outside of DTC are required to be made between the DTC participants.

    Secondary market sales of beneficial interests in PIES for settlement between DTC on the one hand and Euroclear or Cedelbank on the other hand will be settled in accordance with the usual rules and operating procedures established by DTC, Euroclear and Cedelbank. For sales that are cleared and settled through DTC and Euroclear or Cedelbank, because of time zone differences, in some cases the securities account of an investor in one clearing system may be credited during the settlement processing day immediately following the settlement date of the other clearing system, and the cash account will be credited for value on the settlement date but may be available only as of the day immediately following such settlement date.

PAYMENT MECHANICS AND PAYMENT CURRENCY ELECTION

    Principal and interest payments on the PIES will be made to Cede & Co as the nominee for DTC (which will be the registered owner of the PIES, as described under "--Book Entry System"). DTC's practice is to credit direct participants' accounts, upon DTC's receipt of funds and corresponding detail information from us, on the payment date in accordance with their respective holdings shown on DTC's records. Payments by participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of the participant. Payment of principal and interest to Cede & Co. is our responsibility. Disbursement of these payments to direct participants is the responsibility of DTC. Disbursement of these payments to owners of beneficial interests will be the responsibility of direct and indirect participants, including Euroclear and Cedelbank.

    We will make payments of interest on the PIES, and any payment of cash at their maturity, in dollars. You may, however, elect to have any payments to you automatically converted into pounds sterling before delivery to you.

    Any payment currency election must be made at the time and in the manner required by the procedures of DTC and, if applicable, Euroclear or Cedelbank. As procedures currently stand, you must cause DTC through the relevant DTC participant to notify the paying agent of your currency election. This notice must be received by the paying agent prior to 5:00 p.m. New York time on or prior to the third New York business day after the record date in respect of the relevant interest payment or prior to 5:00 p.m. New York time on the tenth New York business day prior to maturity of the PIES, as the case may be. A New York business day is any day other than a Saturday or Sunday or a day on which banking institutions in New York City are authorized or required by law or executive order to close.

    Any election to receive a payment in pounds sterling must be in writing, mailed or hand delivered, or by cable, telex or other form of facsimile transmission and specify (i) your election to receive payment in pounds sterling, (ii) the aggregate principal amount of PIES you hold to which your election relates and (iii) wire transfer instructions relating to an account denominated in pounds sterling. Elections will relate only to the specified payment and will be irrevocable.

    If you hold PIES in the name of a broker or nominee, you should contact that broker or nominee to determine whether and how an election to receive payments in pounds sterling may be made.

    If you elect to receive cash payments in pounds sterling, the conversion of dollars into pounds sterling will be based on the actual exchange rate received in the currency conversion, which will occur at The Bank of New York's bid quotation for pounds sterling at or prior to 11:00 a.m. on the second New York business day prior to the relevant payment. If such bid quotation is not available for any reason, The Bank of New York, in its capacity as exchange agent, will select and endeavor to obtain a bid quotation from a leading foreign exchange dealer in the City of New York. The costs of the conversion will be deducted from the amount of the payment distributed to you. In addition to its capacity as paying agent, The Bank of New York will act as foreign exchange dealer for purposes of converting dollars to pounds sterling and, when acting as a foreign exchange dealer, The Bank of New York will derive profits from such activities in addition to its fees for other services performed in respect of the PIES.

THE CLEARING SYSTEMS

    The PIES have been accepted for clearance and settlement in DTC's book-entry
settlement system with the CUSIP Number of       and accepted for clearance
through Cedelbank and Euroclear with the Common Code of       . The
International Securities Identification Number for the PIES is         .

    DTC, Cedelbank, Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform these procedures and may modify them or discontinue them at any time. In addition, we may decide to discontinue use of the system of book-entry transfers through DTC, Cedelbank and Euroclear. If we so decide, we will print and deliver PIES certificates.

    The description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC, Cedelbank and Euroclear as they are currently in effect. These systems could change their rules and procedures at any time. We have obtained the information in this section concerning DTC and DTC's book-entry system from sources that we believe to be reliable, but we take no responsibility for its accuracy.

DTC

    DTC has advised us as follows:

    - DTC is:

           a limited purpose trust company organized under the laws of the State of New York;

           a member of the Federal Reserve system;

           a "clearing corporation" within the meaning of the Uniform Commercial Code; and

           a "clearing agency" registered pursuant to the provision of
           Section 17A of the Securities Exchange Act of 1934.

    - DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to accounts of its participants. This eliminates the need for physical movement of certificates.

    - Participants in DTC include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. DTC is partially owned by some of these participants or their representatives.

    - Indirect access to the DTC system is also available to banks, brokers, dealers and trust companies that have relationships with participants.

    - The rules applicable to DTC and DTC participants are on file with the SEC.

CEDELBANK

    Cedelbank has advised us as follows:

    - Cedelbank is incorporated under the laws of Luxembourg as a professional depositary.

    - Cedelbank holds securities for its participants and facilitates the clearance and settlement of securities transactions among them. It does so through electronic book-entry changes to the accounts of its participants. This eliminates the need for physical movement of certificates.

    - Cedelbank provides other services to its participants, including lending and borrowing of securities. It interfaces with the domestic markets in several countries.

    - Cedelbank participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations.

    - Indirect access to the Cedelbank system is also available to others that clear through Cedelbank participants or that have relationships with Cedelbank participants.

    - As a professional depositary, Cedelbank is subject to regulation by the Luxembourg Monetary Institute.

EUROCLEAR

    Euroclear has advised us as follows:

    - Euroclear is operated by the Brussels office of Morgan Guaranty Trust Company of New York, which is known as the Euroclear Operator. The Euroclear Operator is under contract with Euroclear Clearance Systems. S.C., which is a Belgian cooperative corporation.

    - Euroclear holds securities for its participants and facilitates the clearance and settlement of securities transactions among them. It does so through electronic book-entry changes to the accounts of its participants. This eliminates the need for physical movement of certificates.

    - Euroclear provides other services to its participants, including lending and borrowing of securities. It interfaces with the domestic markets of several other countries.

    - Euroclear participants include banks, including central banks, securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations.

    - Indirect access to the Euroclear system is also available to others that clear through Euroclear participants or that have relationships with Euroclear participants.

    - All securities in Euroclear are held on a fungible basis. This means that specific certificates are not matched to specific securities.

    - The Euroclear operator is the Belgian branch of a New York banking corporation, which is a member bank of the Federal Reserve System. As a member of this system, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department. It is also regulated by the Belgian Banking Commission.

UNITED KINGDOM TRANSFER AGENT

    In addition, as long as the PIES are listed on the London Stock Exchange, we will maintain a transfer agent in the United Kingdom; the initial United Kingdom transfer agent is The Bank of New York, London and its office for payments upon and transfer of any PIES in definitive form is at 1 Canada Square, London E14 5AL, United Kingdom.

ISSUANCE OF PIES IN DEFINITIVE FORM

    If we convert any PIES into definitive form, we will pay interest on the PIES, and we will deliver Vodafone ADRs (or, at our option, the cash equivalent of the Vodafone ADRs and/or any other consideration as the indenture permits or requires as described below) in exchange for the PIES at maturity against an investor's surrender of its PIES, at the office or agency we maintain for these purposes. At our option, however, we may pay interest by check mailed to the investor at his or her address shown on the trustee's records as of the close of business on the last day of the calendar month immediately preceding the relevant interest payment date. See "--Book-Entry System" above.

    If we convert any PIES to definitive form, investors will be able transfer their PIES at the office of the trustee. Investors will not be required to pay a service charge to transfer their PIES, but they may be required to pay for any tax or other governmental charge associated with the transfer. Initially, the office for payments upon, and transfers of, PIES in definitive form will be the principal corporate trust office of the trustee, which is located at
            .

SPECIAL TIMING CONSIDERATIONS

    You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving PIES through Cedelbank and Euroclear on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

    In addition, because of time-zone differences, there may be problems with completing transactions involving Cedelbank and Euroclear on the same business day as in the United States. U.S. investors who wish to transfer their interests in the PIES, or to receive or make a payment or delivery of PIES, on a particular day, may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Cedelbank or Euroclear is used.

NOTICES

    We will publish notices to holders of the PIES in authorized newspapers in The City of New York and in London. We expect to publish these notices in The City of New York in THE WALL STREET JOURNAL and in London in THE FINANCIAL TIMES. Any notice shall be deemed to have been given on the date of publication or, if published more than once, on the date of the first publication.

REGARDING THE TRUSTEE

    We maintain banking relationships in the ordinary course of business with the trustee.

GOVERNING LAW

    The indenture and the PIES are governed by, and shall be construed in accordance with, the laws of the State of New York.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

UNITED STATES PERSONS

    The following discussion is based upon the advice of our counsel, Weil, Gotshal & Manges LLP, as to certain of the material U.S. federal income tax consequences that may be relevant to you if you are a beneficial owner of PIES who is:

    - a citizen or resident of the United States,

    - a corporation created or organized under the laws of the United States,

    - an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

    - a trust that is a United States person for U.S. federal income tax purposes (any of the foregoing, a "U.S. person").

    This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time, possibly with retroactive effect. As the law is technical and complex, the discussion below necessarily represents only a general summary.

    This summary addresses the U.S. federal income tax consequences to you if you are an initial holder of the PIES who purchases the PIES at par and who will hold the PIES and, if applicable, the Vodafone ADRs as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your individual investment circumstances or if you are subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, traders in securities or commodities electing to mark to market, financial institutions, persons having a functional currency other than the dollar, insurance companies, tax-exempt organizations and taxpayers holding the PIES as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment. Moreover, the effect of any applicable foreign, state or local tax laws is not discussed.

    This summary also does not address the tax consequences to you of owning the Vodafone ADRs or Vodafone ordinary shares. Further information regarding taxation of the Vodafone ordinary shares and the Vodafone ADRs is found under "Certain U.S. Federal and U.K. Tax Considerations" in the Registration Statement Vodafone filed with the SEC on September 3, 1999 on Form F-3. Neither we nor the underwriters take any responsibility for the accuracy or completeness of any information contained in any document Vodafone files with the SEC. You should consider the possible United Kingdom tax consequences (described below under "Certain United Kingdom Tax Considerations") of acquiring Vodafone ADRs or Vodafone ordinary shares at the maturity of the PIES.

    No statutory, judicial or administrative authority directly addresses the characterization of the PIES or instruments similar to the PIES for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the PIES are not certain. We are not requesting a ruling from the Internal Revenue Service (the "IRS") with respect to the PIES and we cannot assure you that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCE OF AN INVESTMENT IN THE PIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN U.S. FEDERAL OR OTHER TAX LAWS.

    Pursuant to the terms of the indenture, you and we will be obligated (in the absence of an administrative determination or judicial ruling to the contrary) to characterize the PIES for all tax purposes as a forward purchase contract to purchase Vodafone ADRs at maturity (including as a result of acceleration or otherwise). Under the terms of this forward purchase contract:

    - at the time of issuance of the PIES you irrevocably deposit with us a fixed amount of cash equal to the purchase price of the PIES to assure the fulfillment of your purchase obligation described below, which deposit will unconditionally and irrevocably be applied at maturity to satisfy this obligation;

    - until maturity (including an extended maturity) we will be obligated to pay interest on this deposit at a rate equal to the stated rate of interest on the PIES as compensation to you for our use of your cash deposit during the term of the PIES; and

    - at maturity the cash deposit unconditionally and irrevocably will be applied by us in full satisfaction of your obligation under the forward purchase contract, and we will deliver to you the number of Vodafone ADRs that you are entitled to receive at that time pursuant to the terms of the PIES (subject to our right to deliver cash instead of the Vodafone ADRs). (You should note that cash proceeds of this offering will not be segregated by us during the term of the PIES, but instead will be commingled with our other assets and applied in a manner consistent with the "Use of Proceeds" discussion above.)

    Consistent with the above characterization, amounts paid to us in respect of the original issue of PIES will be treated as allocable in their entirety to the amount of the cash deposit attributable to the PIES and amounts denominated as interest that are payable with respect to the PIES will be characterized as interest payable on the amount of the deposit includible annually in your income as interest income in accordance with your method of accounting. Special additional interest payable in respect of the PIES in the event that we exercise our second option to extend the maturity of the PIES will be includible in your income during the second extension period in accordance with your method of accounting as described in the prior sentence.

    Under the characterization described above, your tax basis in PIES generally will equal your cost for the PIES. Upon the sale or other taxable disposition of PIES, you generally will recognize capital gain or loss equal to the difference between the amount realized, less accrued interest, which will be taxable as such, on the sale or other taxable disposition and your tax basis in the PIES. This gain or loss generally will be long-term capital gain or loss if you held the PIES for more than one year at the time of disposition.

    Under the above characterization of the PIES, if we deliver Vodafone ADRs at maturity, you will recognize no gain or loss on the purchase of the Vodafone ADRs by application of the monies received by us in respect of the PIES. You will have a tax basis in Vodafone ADRs purchased equal to your tax basis in the PIES, less the portion of the tax basis in the PIES allocable to any fractional interest in Vodafone ADRs, as described in the next sentence. You will recognize short-term capital gain or loss with respect to cash received in lieu of a fractional interest in Vodafone ADRs. This amount equals the difference between the cash received and the portion of the tax basis in the PIES allocable to the fractional interest in Vodafone ADRs based on the relative number of fractional interests in Vodafone ADRs and full interests in Vodafone ADRs delivered to you.

    If we pay cash in full at maturity, you will recognize capital gain or loss equal to any difference between the amount of cash received from us and your tax basis in the PIES at that time. This gain or loss generally will be long-term capital gain or loss if you held the PIES for more than one year at maturity.

    If we deliver a combination of cash and Vodafone ADRs at maturity, you will have taxable gain or loss upon receipt equal to the difference between the amount of cash received and your basis in the PRO RATA portion of the PIES for which such cash was received. Similarly, if we deliver reported securities, or a combination of cash and reported securities (with or without Vodafone ADRs), you will have taxable gain or loss upon receipt equal to the difference between the amount of cash received and your basis in the PRO RATA portion of the PIES for which such cash was received. Any gain or loss will be capital gain or loss, and if you have held the PIES for more than one year, such gain or loss will be long-term capital gain or loss (except with respect to any cash received in lieu of a fractional interest in reported securities or Vodafone ADRs). Your basis in any reported securities received will be equal to your basis in the PRO RATA portion of the PIES for which such reported securities were received.

    We will make payments on the PIES in dollars. You may, however, instruct the paying agent to convert any cash payments to which you become entitled into pounds sterling before delivery to you. Your tax basis in the pounds sterling received generally will equal the dollar amount paid with respect to the PIES on the relevant payment date. Any gain or loss that you realize on disposition of the pounds sterling will be ordinary income or loss.

    Notwithstanding our mutual contractual obligation to treat the PIES in accordance with the above characterization, there can be no assurance that the IRS will accept, or that a court will uphold, this characterization. The documentation of the PIES as our unsecured debt obligations suggests that the IRS might seek to apply to the PIES the Treasury regulations governing contingent payment debt instruments (we refer to these regulations as the "Contingent Payment Regulations"). If the IRS were successful in doing this, then, among other matters,

    - gain realized by a holder on the sale or other taxable disposition of PIES (including as a result of payments made at maturity) would be characterized as ordinary income, rather than as capital gain, and

    - a U.S. person who holds PIES would recognize ordinary income, or ordinary or capital loss (as the case may be, under the rules summarized in the following paragraph), on the receipt of Vodafone ADRs rather than capital gain or loss upon the ultimate sale or other taxable disposition of Vodafone ADRs.

    The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a "comparable yield" for the issuer of the instrument, determined at the time of issuance of the obligation. After determining the "comparable yield," the Contingent Payment Regulations require the issuer to determine a projected payment schedule that results in this yield, and further provide for adjustments to income accruals to account for differences between actual payments and projected contingent payments. If the Contingent Payment Regulations were to apply to the PIES and the comparable yield exceeded the interest actually paid on the PIES, you would recognize ordinary interest income in excess of the cash you receive, and such excess would increase your tax basis in the debt instrument. If the comparable yield were lower than the cash received, however, you would recognize ordinary interest income that is less than the cash received, and your tax basis in the contingent payment debt instrument would be correspondingly reduced. Any gain you realized on the sale, exchange or redemption of a contingent payment debt instrument would be treated as ordinary income. Any loss you realized on the sale, exchange or redemption would be treated as ordinary loss to the extent your original issue discount inclusions with respect to the PIES exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally would be treated as a capital loss.

    The Company believes that the Contingent Payment Regulations do not apply to the PIES because those Regulations apply only to debt instruments that provide for contingent payments. The PIES are payable by the delivery of Vodafone ADRs (unless we exercise our option described above to deliver cash, reported securities, or a combination of cash, reported securities and Vodafone ADRs at maturity) and provide economic returns that are indexed to the performance of Vodafone ADRs. The PIES therefore offer no assurance that a holder's investment will be returned to the holder at maturity. Accordingly, the Company believes that the PIES properly are characterized for U.S. federal income tax purposes, not as debt instruments, but as forward purchase contracts in respect of which holders have deposited a fixed amount of cash with the Company, on which interest is payable at a fixed rate.

    Even if the Contingent Payment Regulations do not apply to the PIES, it is possible that the IRS could seek to characterize the PIES in a manner that results in tax consequences to you different from those reflected in the indenture and described above. Under alternative characterizations of the PIES, it is possible, for example, that PIES could be treated as including a debt instrument and a forward contract or two or more options. Under these alternative characterizations, the timing and character of income could differ substantially.

    Proposed legislation currently under consideration in Congress would (if enacted into law in its current form) recharacterize some or all of the net long-term capital gain arising from certain "constructive ownership" transactions entered into after July 11, 1999 as ordinary income, and would impose an interest charge on any such ordinary income. The proposed legislation would have no immediate application to forward contracts in respect of the stock of a domestic operating company, including the PIES transaction. The proposed legislation would, however, grant discretionary authority to the U.S. Treasury Department to promulgate regulations to expand the scope of "constructive ownership" transactions to include forward contracts in respect of the stock of all corporations. Even if the proposed legislation were to apply to the PIES transaction, it would have no material effect.

    It is not possible to predict whether legislation addressing constructive ownership transactions will be enacted by Congress, the form or effective date of any such legislation, or the form or effective date that any Treasury regulations promulgated thereunder might take.

NON-UNITED STATES PERSONS

    If you are not a U.S. person, payments made with respect to the PIES should not be subject to the withholding of U.S. federal income tax, provided that you comply with applicable certification requirements. Any capital gain that you realize upon the sale or other disposition of the PIES will generally not be subject to U.S. federal income tax if such gain is not effectively connected with a U.S. trade or business of yours and, if you are an individual, you are not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    You may be subject to information reporting and to backup withholding at a rate of 31 percent of certain amounts paid to you unless you provide proof of an applicable exemption or a correct taxpayer identification number and otherwise comply with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld from a payment to you under the backup withholding rules are allowed as a refund or credit against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

                   CERTAIN UNITED KINGDOM TAX CONSIDERATIONS

    The following discussion is based upon the advice of our counsel Weil, Gotshal & Manges LLP as to the current law and practice in the United Kingdom relating to certain limited aspects of the taxation of the PIES and the Vodafone ADRs.

    PROSPECTIVE HOLDERS OF PIES WHO ARE RESIDENT IN THE UNITED KINGDOM BUT WHO MAY BE SUBJECT TO TAX IN A JURISDICTION OTHER THAN THE UNITED KINGDOM OR WHO MAY BE UNSURE AS TO THEIR TAX POSITION SHOULD SEEK THEIR OWN PROFESSIONAL ADVICE.

UNITED KINGDOM WITHHOLDING TAX

UNITED KINGDOM PAYING AGENTS

    If any interest on the PIES payable to any person is entrusted to any person in the United Kingdom for payment or distribution, the paying agent will be obliged to withhold on account of United Kingdom income tax at the lower rate (currently 20%) subject to certain exceptions. The paying agent for the PIES, The Bank of New York, is located in New York and is not currently subject to such obligation. If the paying agent for the PIES were located in the United Kingdom, its withholding obligations would be subject to certain exceptions, including the following:

    (1) the relevant PIES are held in a recognized clearing system; and

       (a) payment is made direct to the recognized clearing system (Euroclear and Cedelbank and DTC have each been designated as a "recognized clearing system"); or

       (b) payment is made to, or at the direction of, a depositary for the recognized clearing system and the paying agent has obtained a valid declaration from a depositary for the recognized clearing system; or

    (2) the paying agent has obtained a notice from the Inland Revenue instructing the paying agent to pay the interest with no tax deducted; or

    (3) the person who is beneficially entitled to the interest and is the beneficial owner of the PIES is not resident in the United Kingdom; and

       (a) the paying agent obtains a valid declaration from the said person on the occasion of each payment; or

       (b) the paying agent obtains on the occasion of each payment a valid declaration from another person who holds the PIES for the non-resident person and who is entitled to arrange for the interest to be paid with no United Kingdom tax deducted; or

    (4) the person entitled to the interest is eligible for certain reliefs, for example a United Kingdom charity or United Kingdom approved pension fund, and completes an appropriate declaration where required; or

    (5) the interest is paid in circumstances prescribed by regulations.

UNITED KINGDOM COLLECTING AGENTS

    A person in the United Kingdom (a "collecting agent") who in the course of a trade or profession:

    (1) by means of coupons, warrants or bills of exchange, collects or secures payment of or receives interest on the PIES;

    (2) arranges to collect or secure payment of interest on the PIES; or

    (3) acts as custodian of the PIES and receives interest on the PIES or directs that interest on the PIES be paid to another person or consents to such payment

(except, in any such case, solely by means of clearing a cheque or arranging for the clearing of a cheque) may be required to withhold on account of United Kingdom income tax at the lower rate (currently 20%), subject to certain exceptions, including the following:

    (1) the PIES are held in a recognized clearing system and either:

       (a) the collecting agent pays or accounts for the interest directly or indirectly to the recognized clearing system, and where such payment or account is made to, or at the direction of, a depositary for the recognized clearing system, the collecting agent holds a valid declaration from the depositary; or

       (b) the collecting agent is acting as depositary for the recognized clearing system in respect of the PIES; or

    (2) the person beneficially entitled to the interest owns the PIES and is not resident in the United Kingdom and the collecting agent either:

       (a) holds a valid declaration from the said person; or

       (b) holds a valid declaration from a person (other than the beneficial owners of the PIES) to whom the interest is payable or who is entitled to arrange for the interest to be collected without deduction of United Kingdom tax and who is not a collecting agent in the United Kingdom; or

    (3) the person owning the PIES and beneficially entitled to the interest is eligible for certain reliefs, for example a United Kingdom charity or United Kingdom approved pension fund, and completes an appropriate declaration where required; or

    (4) the collecting agent has obtained a notice from the Inland Revenue directing the collecting agent to pay the interest with no tax deducted; or

    (5) the interest is received in circumstances prescribed by regulations.

    In certain circumstances, a bank in the United Kingdom which sells coupons and/or a dealer in coupons in the United Kingdom may also be subject to the collecting agency rules described above.

OTHER MATTERS

    Where interest has been paid under deduction of United Kingdom withholding tax, holders of PIES who are not resident in the United Kingdom may be able to recover all or part of the tax deducted if there is an appropriate provision in an applicable double taxation treaty.

PAYMENTS AT MATURITY OF THE PIES--WITHHOLDING TAX

    Payments (other than amounts of interest) at maturity of the PIES (including payments of cash, Vodafone ADRs, reported securities or a combination thereof) will not be subject to deduction of United Kingdom income tax.

TAXATION OF INTEREST AND OTHER PROFITS, GAINS AND LOSSES IN RELATION TO THE PIES

    Holders of PIES should seek their own professional advice as to the taxation treatment of interest in respect of PIES, fluctuations in the value of PIES, disposal of PIES, redemption of PIES and acquisition of Vodafone ADRs. However, holders of PIES should note that the PIES will be "relevant discounted securities."

CAPITAL GAINS

    A holder of PIES or Vodafone ADRs (or Vodafone ordinary shares) who is not resident nor ordinarily resident in the United Kingdom for United Kingdom tax purposes will not be liable for United Kingdom tax on capital gains realized or accrued on the sale or other disposal of those PIES, Vodafone ADRs or Vodafone ordinary shares unless the PIES, Vodafone ADRs or Vodafone ordinary shares are held in connection with a trade, profession or vocation carried on by such holder in the United Kingdom through a branch or agency and are or have been used, held or acquired for the purposes of such trade, profession or vocation or such branch or agency.

STAMP DUTY AND STAMP DUTY RESERVE TAX

    No United Kingdom stamp duty or stamp duty reserve tax (which we refer to as "SDRT") will be payable on the issue of the PIES.

    No United Kingdom stamp duty or SDRT will be payable on the transfer of the PIES provided the purchase or transfer of the PIES is effected through the DTC system.

    No United Kingdom stamp duty or SDRT will be payable on the transfer of a Vodafone ADR (including any transfer of a Vodafone ADR made in exchange for PIES) provided that the instrument of transfer (if any) is not executed in the United Kingdom. A transfer of legal title to Vodafone ordinary shares by the depositary for the Vodafone ADR program (or its nominee) to the beneficial owner of the relevant Vodafone ADR will give rise to a fixed United Kingdom stamp duty at the rate of L5 per transfer. Generally, stamp duty at the rate of 0.5% of the consideration payable for such transfer will be payable on any written transfer of Vodafone ordinary shares. SDRT will be payable on an agreement to transfer such shares. However, the payment of stamp duty will cancel the charge to SDRT (or, where payment of the SDRT has been made, may entitle the purchaser to a repayment) subject to certain time limits and the stamping of the relevant document.

    Where a shareholder transfers Vodafone ordinary shares to an issuer of depositary receipts or a clearance service provider, or a nominee or agent for such person, stamp duty or SDRT at the rate of 1.5% will be payable, calculated either on the price paid or on the value of the shares transferred. Clearance services also have an alternative elective treatment.

                              PLAN OF DISTRIBUTION

    We have entered into an underwriting agreement with Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Credit Suisse First Boston Corporation and the other underwriters named below, as underwriters of the offering of the PIES. Pursuant to the underwriting agreement, and subject to its terms and conditions, we have agreed to sell to the underwriters and the underwriters have severally agreed to purchase from us the number of PIES set forth opposite their respective names below:

                                                              NUMBER OF PIES
                                                              --------------
Lehman Brothers Inc.........................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........
Credit Suisse First Boston Corporation......................
                                                                ----------
  Total.....................................................    26,000,000
                                                                ==========

    The underwriting agreement provides that the obligations of the several underwriters to purchase the PIES is subject to the approval of certain legal matters by counsel and the satisfaction of other conditions. The underwriters must purchase all of the PIES offered in this prospectus supplement (other than those covered by the over-allotment option described below) if they purchase any of them. If an underwriter defaults, in some circumstances the commitments of the non-defaulting underwriters may be terminated.

    We have granted to the underwriters an option to purchase up to an additional 2,629,720 PIES at the initial offering price to the public less the aggregate underwriting discount. This option may only be exercised by the underwriters for the purpose of covering over-allotments, if any, in connection with the offering of the PIES. Any or all of this option may be exercised at any time on or before 30 days after the date of this prospectus supplement. To the extent that this option is exercised, each underwriter will be committed, subject to certain conditions, to purchase the same proportion of these additional PIES as the number of PIES to be purchased and offered by such underwriter in the above table bears to the total number of initial PIES to be purchased by the underwriters.

    The underwriters have advised us that they propose to offer the PIES directly to the public initially at the offering price shown on the cover page of this prospectus supplement and to certain dealers at the offering price
less a selling concession not to exceed $      per PIES. The underwriters may
allow, and these dealers may reallow, a concession not to exceed $      per PIES
to other dealers and brokers. After the initial offering of the PIES, the underwriters may change the public offering price, the concession to selected dealers and the reallowance.

    The following table shows the underwriting discount that we will pay to the underwriters in connection with this offering. The amounts below represent the underwriting discount assuming both exercise and no exercise of the option of the underwriters to purchase an additional 2,629,720 PIES.

                                         WITHOUT OVER-ALLOTMENT   WITH OVER-ALLOTMENT
                                         ----------------------   -------------------
Per PIES...............................         $                      $
Total..................................         $                      $

    We estimate that our expenses in connection with the offering of the PIES
will be approximately $      .

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the underwriters would be required to make regarding any liabilities that they may have under the Securities Act.

    Before this offering, there has been no public market for the PIES. We have applied to list the PIES on the NYSE, under the symbol "VFX", and have applied to the London Stock Exchange for the

PIES to be admitted to the Official List. In order to meet one of the requirements for listing on the NYSE, the underwriters have undertaken to sell the PIES to a minimum of 400 beneficial owners.

    In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the PIES, Vodafone ADRs or Vodafone ordinary shares. Such transactions may include stabilizing transactions and stabilizing bids effected in accordance with Rule 104 of Regulation M under the Exchange Act. Stabilizing transactions permit bids for, or purchases of, PIES, Vodafone ADRs or Vodafone ordinary shares for the purposes of stabilizing their market price and penalty bids permit the underwriters to reclaim a selling concession from an underwriter or dealer when the PIES originally sold by the underwriter or dealer are purchased by the underwriters to cover a short position. The underwriters also may create short positions for their accounts by selling more PIES in connection with this offering than they are committed to purchase from us and in such case may purchase PIES in the open market following completion of this offering, and may exercise all or part of the over-allotment option described in this prospectus supplement, to cover all or a portion of such short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the PIES at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required and, if any are undertaken, they may be discontinued at any time. Neither we nor the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described may have on the price of the PIES, Vodafone ADRs or Vodafone ordinary shares.

    We have agreed with the underwriters that, unless we receive the prior written consent of the underwriters, we may not, during the period ending
90 days after the date of this prospectus supplement, directly or indirectly, offer for sale, sell or contract to sell, or otherwise dispose of, or announce the offering of, or file or cause the filing of any registration statement under the Securities Act with respect to, any Vodafone ordinary shares or any securities convertible into or exchangeable for, or warrants to acquire, Vodafone ordinary shares (including Vodafone ADRs).

    Each Underwriter has represented and agreed that:

    (i) it has not offered or sold and will not offer or sell any PIES in the United Kingdom prior to admission of the PIES to listing in accordance with Part IV of the Financial Services Act 1986 (the "Act") except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the Act;

    (ii) it has complied and will comply with all applicable provisions of the Act with respect to anything done by it in relation to the PIES in, from or otherwise involving the United Kingdom; and

   (iii) it has only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the PIES, other than any document which consists of all or any part of listing particulars, supplementary listing particulars or any other document required or permitted to be published by listing rules under
         Part IV of the Act, to a person who is of a kind described in
         Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

    Certain of the underwriters have, directly and indirectly, provided investment and commercial banking or financial advisory services to us and our affiliates, for which they have received customary fees and commissions, and expect to provide these services to us and our affiliates in the future, for which they expect to receive customary fees and commissions.

                                 LEGAL MATTERS

    Certain legal matters with respect to the PIES will be passed upon for us by Weil, Gotshal & Manges LLP and for the underwriters by Cleary, Gottlieb,
Steen & Hamilton.

                                                                        [LOGO]

PROSPECTUS
                                 $5,000,000,000

                              MEDIAONE GROUP, INC.

                                DEBT SECURITIES

                                ---------------

    This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer and sale is not permitted.

    By this prospectus, we may offer from time to time up to $5,000,000,000 of notes, debentures or other debt securities in one or more series on terms to be determined at the time of sale. We will provide more specific information regarding these securities in supplements to this prospectus. You should read this prospectus, particularly the Risk Factors beginning on page 5, and any related prospectus supplement carefully before investing.

                            ------------------------

    NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

       THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES
                 UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                            ------------------------

                The date of this prospectus is October 20, 1999.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                             -----------
About This Prospectus......................................................................................           2
Where You Can Find More Information........................................................................           2
Cautionary Statements Relating to Forward-Looking Statements...............................................           3
Risk Factors...............................................................................................           5
Our Company................................................................................................           5
Use of Proceeds............................................................................................           6
Ratio of Earnings to Fixed Charges.........................................................................           6
Description of Debt Securities.............................................................................           7
Plan of Distribution.......................................................................................          12
Legal Opinions.............................................................................................          13
Experts....................................................................................................          13

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a shelf registration process. Under this shelf process, we may sell the notes, debentures or other debt securities, which we will refer to in this prospectus as the "Debt Securities," in one or more offerings up to a total dollar amount of $5,000,000,000. This prospectus provides you with a general description of the Debt Securities we may offer. Each time we sell Debt Securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read both this prospectus and any prospectus supplement together with the additional information described below under "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at HTTP://WWW.SEC.GOV.

    Because our common stock is listed and traded on the New York Stock Exchange and the Pacific Stock Exchange, our reports, proxy statements and other information can be reviewed at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, and at the offices of the Pacific Stock Exchange, 115 Sansome Street, 2nd Floor, San Francisco, California 94104.

    This prospectus is part of a registration statement we have filed with the SEC relating to the Debt Securities. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement. You may refer to the registration statement and the exhibits for more information about us and the Debt Securities. The registration statement and exhibits are available at the SEC's public reference rooms or through its web site.

    The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in, or incorporated by reference in, this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our finances.

MEDIAONE GROUP SEC FILINGS (FILE NO. 1-8611)                     PERIOD
Annual Report on Form 10-K                    For the year ended December 31, 1998
Quarterly Report on Form 10-Q                 For the quarters ended March 31, 1999 and
                                                June 30, 1999
Current Reports on Form 8-K                   Filed on February 11, 1999, February 19,
                                                1999, March 22, 1999, April 29, 1999,
                                                May 6, 1999 and July 28, 1999

    We are also incorporating by reference additional documents that we file with the SEC subsequent to the date of this prospectus and prior to the termination of the offering of the Debt Securities.

    Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this prospectus. You may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from us at the following address:

                              MediaOne Group, Inc.
                            188 Inverness Drive West
                              Englewood, CO 80112
                              Tel: (303) 858-3000
                            Attn: Investor Relations

    You can also get more information by visiting our web site at HTTP://WWW.MEDIAONEGROUP.COM. Web site materials are not part of this document and are not incorporated by reference.

    You should rely only on the information contained or incorporated in this prospectus or any related prospectus supplement. We have not authorized anyone else to provide you with different information. You should not rely on any other representations. Our affairs may change after this prospectus or any prospectus supplement is distributed. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents. You should read all information supplementing this prospectus.

          CAUTIONARY STATEMENTS RELATING TO FORWARD-LOOKING STATEMENTS

    Some of the information presented in this prospectus, in any accompanying prospectus supplement or in the documents incorporated by reference in this prospectus and any accompanying prospectus supplement constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that actual results will not differ materially from our expectations. Factors that could cause actual results to differ from expectations include:

    - greater than anticipated competition from new entrants into the cable and wireless commmunications markets;

    - changes in demand for our products and services;

    - regulatory changes affecting the cable and telecommunications industries;

    - a change in economic conditions in the various markets served by our operations, including international markets, that could adversely affect the level of demand for cable, wireless or other services offered by our company;

    - greater than anticipated competitive activity requiring new pricing for services;

    - higher than anticipated start-up costs associated with new business opportunities;

    - higher than anticipated employee levels, capital expenditures and operating expenses (such as costs associated with the year 2000 remediation);

    - consumer acceptance of broadband services, including telephony and data services, and wireless services;

    - increases in fraudulent activity with respect to broadband and wireless services; and

    - delays in the development of anticipated technologies or the failure of such technologies to perform according to expectations.

                                  RISK FACTORS

    You should carefully consider the following important factors, in addition to those discussed elsewhere in this prospectus or any prospectus supplement and in the documents that we have filed with the SEC incorporated by reference before purchasing the Debt Securities.

MERGER-RELATED RISKS

    The merger between AT&T Corp. and us described below under "Our Company--Recent Developments" will combine two companies that have previously operated independently. We expect to realize cost savings and other financial and operating benefits as a result of the merger. However, we cannot predict with certainty when these cost savings and benefits will occur or the extent to which they actually will be achieved. There are a large number of systems that must be integrated, including management information, purchasing, accounting and finance, sales, billing, payroll and benefits and regulatory compliance. The integration of AT&T and our company will also require substantial attention from management. The diversion of management attention and any difficulties associated with integrating AT&T and our company could have a material adverse effect on the revenues, the levels of expenses and the operating results of the combined company.

    We also expect to realize strategic and other benefits as a result of the merger. However, we cannot predict with certainty whether, or to what extent, we will realize these benefits. The following are factors that may prevent us from realizing these benefits:

    - we may have to alter sales and marketing campaigns to gain market acceptance of the combined company's strategy of providing bundled packages of communications and entertainment services;

    - the technological and administrative difficulties that the internal infrastructure of the combined company will experience in bundling these services, and in providing efficient billing and customer care platforms for these services, may be greater that we expect;

    - deployment of this strategy may require more technical and ground support than the combined company currently has employed or contracted;

    - changes in technology may increase the number of competitors that the combined company faces or may require significant capital expenditures to provide competitive services; and

    - adverse changes may occur in the securities markets that hinder our ability to raise the necessary capital to implement technological changes.

                                  OUR COMPANY

    MediaOne Group is one of the world's largest broadband communications companies, bringing the power of broadband to more than eight million customers in the United States, Europe and Asia. We were incorporated in 1995 under the laws of the State of Delaware and have our principal executive offices at 188 Inverness Drive West, Englewood, Colorado 80112 (telephone number
(303) 858-3000). Internet users can obtain information about us and our services at HTTP://WWW.MEDIAONEGROUP.COM.

THE SEPARATION

    On June 12, 1998, U S WEST, Inc. separated its businesses into two independent public companies. Sometimes in this prospectus we will refer to U S WEST, Inc. prior to the separation as "Old U S WEST." Prior to this separation, Old U S WEST conducted its businesses through two groups: U S WEST Media Group and U S WEST Communications Group. Upon the separation, Old U S WEST was renamed "MediaOne Group, Inc." and retained the businesses of U S WEST Media Group, except for U S WEST Dex, Inc., the domestic directory business. The telecommunications businesses of U S WEST Communications Group became an independent public company and retained the "U S WEST, Inc." name. Sometimes we refer to that company as "New U S WEST." In addition,

U S WEST Dex was aligned with New U S WEST. Unless the context otherwise requires, references in this prospectus and in the documents incorporated into this prospectus to MediaOne Group shall refer to the businesses of the U S WEST Media Group other than U S WEST Dex prior to the separation and to MediaOne Group after the separation.

RECENT DEVELOPMENTS

    On May 6, 1999, we entered into an agreement with AT&T to merge our operations with those of AT&T. The merger will join AT&T, a worldwide communications leader, with our company, a leader in the broadband communications industry, to create the leading carrier of end-to-end communications services for consumers and businesses. We believe that the combined company will be well-positioned to create and provide nationally-branded broadband services and to service new markets and exploit business opportunities. We currently expect to complete the merger in the first quarter of 2000, subject to regulatory approvals and other conditions, as well as the approval of the holders of our common stock. We are working with AT&T to obtain the required regulatory approvals. However, we can give no assurance as to when or whether these approvals and consents will be obtained or the terms and conditions that may be imposed. On August 30, 1999, we filed a definitive proxy statement with the SEC to be used to solicit proxies from the holders of our common stock for use at our special meeting of stockholders, to be held on October 21, 1999. At our special meeting, we will ask holders of our common stock to approve the adoption of the merger agreement.

    Pursuant to the terms of the merger agreement, upon the closing of the merger:

    - we will be merged into a wholly-owned acquisition subsidiary of AT&T; and

    - that subsidiary will, simultaneously with the closing, assume all of our obligations under the Debt Securities.

As a consequence, we will be a wholly-owned subsidiary of AT&T after the merger and the Debt Securities will remain our obligations, but will not be obligations of AT&T or guaranteed by AT&T.

                                USE OF PROCEEDS

    We will apply the net proceeds from the sale of the Debt Securities to our general funds to be used for general corporate purposes and/or loans to our affiliates, which in turn will use the funds for general corporate purposes, unless otherwise specified in the prospectus supplement relating to a specific issue of the Debt Securities. Our general corporate purposes may include financing the activities of our subsidiaries, refinancing our short-term or long-term borrowings and financing investments and acquisitions.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth our ratio of earnings to fixed charges based on our historical results, which have been restated to reflect the disposition of New U S WEST in the separation for the periods indicated. For the purpose of calculating this ratio, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges include interest on indebtedness and the portion of rentals representative of the interest factor.

                                                                      SIX MONTHS
                  YEAR ENDED DECEMBER 31,                           ENDED JUNE 30,
-------------------------------------------------------------  ------------------------
  1994       1995(1)      1996(1)      1997(1)      1998(2)      1998(2)      1999(3)
---------  -----------  -----------  -----------  -----------  -----------  -----------
1.73               --           --           --         5.81        10.64         3.03

------------------------

(1) Earnings for the years ended December 31, 1995, 1996 and 1997 were insufficient to cover fixed charges by $61 million, $407 million and $553 million, respectively.

(2) Earnings for the year ended December 31, 1998 and for the six months ended June 30, 1998 include a gain of $3,869 million from the sale of the domestic wireless operations. Without the gain, earnings would be insufficient to cover the fixed charges by $970 million and $368 million, respectively.

(3) Earnings for the six months ended June 30, 1999 include a net gain of $960 million from the exchange of AirTouch Communications, Inc. shares for Vodafone AirTouch plc shares, offset by merger costs. Without the net gain, earnings would be insufficient to cover fixed charges by $304 million.

                         DESCRIPTION OF DEBT SECURITIES

    The following description sets forth certain general terms and provisions of the Debt Securities to which any prospectus supplement may relate. The particular terms and provisions of the series of Debt Securities offered by a prospectus supplement, and the extent to which the general terms and provisions described below may apply to that series, will be described in the prospectus supplement relating to those Debt Securities.

    The Debt Securities are to be issued under an indenture, dated as of November 13, 1995, as subsequently amended, between us and Bank One Trust Company, NA, as trustee. The indenture is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part. We have summarized the material provisions of the Debt Securities and the indenture below. This summary does not restate the indenture in its entirety and is qualified by reference to the indenture. We urge you to read the indenture because it, and not this summary, defines your rights as holders of the Debt Securities.

GENERAL

    Under the indenture, we can issue an unlimited amount of Debt Securities. In addition, the indenture provides that Debt Securities may be issued in series up to the aggregate principal amount that may be authorized from time to time by our Board of Directors. Each time that we issue a new series of Debt Securities, the prospectus supplement relating to that new series will specify the terms of those Debt Securities, including, where applicable:

    - the designation, aggregate principal amount and denominations of the Debt Securities;

    - the date or dates on which the Debt Securities will mature;

    - the rate or rates, if any, at which the Debt Securities will bear interest;

    - the date or dates from which any interest will accrue and on which interest will be payable and, with respect to Debt Securities in registered form, the record date for the interest payable on any interest payment date;

    - the place or places where the principal of and interest, if any, on the Debt Securities will be payable;

    - any redemption or sinking fund provisions;

    - if other than the entire principal amount, the portion of the principal amount of Debt Securities which will be payable upon declaration of acceleration of the maturity of those Debt Securities;

    - whether the Debt Securities will be issuable in registered or bearer form or both, any restrictions applicable to the offer, sale or delivery of bearer Debt Securities, and whether, and the terms upon which, bearer Debt Securities will be exchangeable for registered Debt Securities and vice versa;

    - any special provisions for the payment of additional amounts on the Debt Securities held by a person who is not a U.S. person, as defined below, in respect of taxes or similar charges;

    - the currency or currencies in which the Debt Securities are being sold and in which the principal of and any interest on the Debt Securities will be payable;

    - whether the Debt Securities will be convertible into or exchangeable or exercisable for other securities and the terms and conditions relating to that conversion or exchange or exercise; and

    - any additional provisions or other special terms not inconsistent with the provisions of the indenture, including any terms which may be required by or advisable under United States laws or regulations or advisable in connection with the marketing of the Debt Securities.

(Sections 2.01 and 2.02.) To the extent not described in this prospectus, principal, premium, if any, and interest will be payable, and the Debt Securities of a particular series will be transferable, in the manner described in the prospectus supplement relating to that series.

    Debt Securities of any series may be issued as registered Debt Securities or bearer Debt Securities or both as specified in the terms of the series. Unless otherwise indicated in the prospectus supplement, Debt Securities will be issued in denominations of $1,000 and integral multiples of $1,000, and bearer Debt Securities will not be offered, sold, resold or delivered to U.S. persons in connection with their original issuance. For purposes of this prospectus, "U.S. person" means a citizen, national or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States, or any political subdivision of the United States, or an estate or trust which is subject to United States federal income taxation regardless of its source of income.

    To the extent set forth in the prospectus supplement, except in special circumstances set forth in the indenture, interest on bearer Debt Securities will be payable only against presentation and surrender of the coupons for the interest installments evidenced by those coupons as they mature at a paying agency of our company located outside of the United States and its possessions. (Section 2.05(c).) We will maintain such an agency for a period of two years after the principal of those bearer Debt Securities has become due and payable. During any period after the two years for which it is necessary in order to conform to United States tax law or regulations, we will maintain a paying agent outside the United States and its possessions to which the bearer Debt Securities may be presented for payment and will provide the necessary funds for the payments to the paying agent upon reasonable notice. (Section 2.04.)

    The general provisions of the indenture do not afford holders of the Debt Securities protection in the event we are involved in a highly-leveraged transaction, reorganization, merger or similar transaction that may adversely affect holders of the Debt Securities.

    Bearer Debt Securities and the coupons related thereto will be transferable by delivery. (Section 2.08(e).)

    If appropriate, federal income tax consequences applicable to a series of Debt Securities will be described in the prospectus supplement relating that series.

RANKING

    Each series of Debt Securities will be our unsecured obligations ranking equal in right of payment with all our other unsecured and unsubordinated obligations. In addition, as a holding company, we conduct our operations through subsidiaries and, therefore, our obligations under the Debt Securities will be structurally subordinated to all of the indebtedness of our subsidiaries. As of June 30, 1999, we, together with our subsidiaries, had outstanding approximately $8.0 billion of indebtedness, excluding our obligated mandatorily redeemable preferred securities of subsidiary trusts holding only debentures guaranteed by us.

    The outstanding indebtedness of these consolidated subsidiaries as of June 30, 1999 was approximately $3.6 billion, which includes all of the indebtedness of MediaOne of Delaware, Inc. (formerly Continental Cablevision, Inc.), our principal operating subsidiary.

    See "Our Company--Recent Developments" above for a description of the effects of the merger between AT&T and us on our outstanding obligations.

GLOBAL SECURITIES

    The Debt Securities of a series may be issued in the form of one or more fully registered global securities that will be deposited with, or on behalf of, a depositary identified in the prospectus supplement relating to that series. Unless and until it is exchanged for Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for that global security to a nominee of the depositary or by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any nominee of the depositary to a successor of the depositary or a nominee of the successor.

    The specific terms of the depositary arrangements with respect to a series of Debt Securities will be described in the prospectus supplement relating to that series. We anticipate that the following provisions will apply to all depositary arrangements.

    Upon the issuance of a global security, the depositary for that global security will credit the accounts held with it with the respective principal amounts of the Debt Securities represented by that global security. The accounts shall be designated by the underwriters or agents with respect to those Debt Securities or by us if those Debt Securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to persons that have accounts with the depositary for that global security ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary for that global security or on the records of participants. The laws of some states require that certain purchasers of securities take physical delivery of the securities in definitive form. These limits and laws may impair the ability to transfer beneficial interests in a global security.

    So long as the depositary for a global security or its nominee is the registered owner of that global security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by that global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have Debt Securities represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of those Debt Securities in definitive form and will not be considered the owners or holders of those Debt Securities under the indenture.

    Principal, premium, if any, and interest payments on Debt Securities registered in the name of a depositary or its nominee will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing those Debt Securities. Neither we, the trustee for those Debt Securities, any paying agent nor the security registrar for those Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security for those Debt Securities or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

    We expect that the depositary for a series of Debt Securities issued in the form of a global security, upon receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security for those Debt Securities as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a global security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of those participants.

    If a depositary for a series of Debt Securities is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue Debt Securities of that series in definitive form in exchange for the global security representing that series of Debt Securities. In addition, we may at any time and in our sole discretion determine not to have the Debt Securities of a series represented by a global security and, in such event, will issue Debt Securities of that series in definitive form in exchange for the global security representing that series of Debt Securities. In either instance, an owner of a beneficial interest in a global security will be entitled to have Debt Securities of the series represented by that global security equal in principal amount to the beneficial interest registered in its name and will be entitled to physical delivery of those Debt Securities in definitive form. Debt Securities of that series so issued in definitive form will be issued in denominations of $1,000 and integral multiples of $1,000 and will be issued in registered form only, without coupons.

EXCHANGE OF SECURITIES

    To the extent permitted by the terms of a series of Debt Securities authorized to be issued in registered form and bearer form, bearer Debt Securities may be exchanged for an equal aggregate principal amount of registered Debt Securities of the same series and date of maturity in the authorized denominations as may be requested upon surrender of the bearer Debt Securities with all unpaid coupons relating to those Debt Securities, at an agency of our company maintained for that purpose and upon fulfillment of all other requirements of the agent. (Section 2.08(b).) As of the date of this prospectus, United States Treasury regulations do not permit exchanges of registered Debt Securities for bearer Debt Securities and, unless those regulations are modified, the terms of a series of Debt Securities will not permit registered Debt Securities to be exchanged for bearer Debt Securities.

AMENDMENT AND WAIVER

    Subject to certain exceptions, the indenture may be amended or supplemented by us and the trustee with the consent of the holders of a majority in principal amount of the outstanding Debt Securities of each series affected by the amendment or supplement (with each series voting as a class), or compliance with any provision may be waived with the consent of the holders of a majority in principal amount of the outstanding Debt Securities of each series affected by that waiver (with each series voting as a class). However, without the consent of each holder of Debt Securities affected thereby, an amendment or waiver may not

    - reduce the amount of Debt Securities whose holders must consent to an amendment or waiver;

    - change the rate of or change the time for payment of interest on any Debt Securities;

    - change the principal of or change the fixed maturity of any Debt
      Securities;

    - change the terms of any Debt Securities so as to adversely affect the terms on which those Debt Securities are convertible into, or exchangeable or exercisable for, shares of a class of capital stock of our company or any other corporation;

    - waive a default in the payment of the principal of or interest on any Debt Securities;

    - make any Debt Securities payable in money other than that stated in the Debt Securities; or

    - impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Securities.

(Section 9.02.) The indenture may be amended or supplemented without the consent of any holder of Debt Securities:

    - to cure any ambiguity, defect or inconsistency in the indenture or the Debt Securities of any series;

    - to provide for the assumption of all the obligations of our company under the Debt Securities, any coupons related to those Debt Securities and the indenture by any corporation in connection with a merger, consolidation, transfer or lease of our property and assets substantially as an entirety, as provided for in the indenture;

    - to provide for uncertificated Debt Securities in addition to or in place of certificated Debt Securities;

    - to make any change that does not adversely affect the rights of any holder of Debt Securities;

    - to provide for the issuance of and establish the form and terms and conditions of a series of Debt Securities endorsed on those Debt Securities or to establish the form of any certifications required to be furnished pursuant to the terms of the indenture or any series of Debt Securities; or

    - to add to the rights of holders of Debt Securities.

(Section 9.01.)

MERGER

    Under the indenture, we may consolidate with or merge into, or transfer or lease our property and assets substantially as an entirety to, another entity if the successor entity is a corporation and assumes all of our obligations under the Debt Securities and any coupons related to those Debt Securities and the indenture and if, after giving effect to the transaction, a default or event of default would not occur or be continuing. If this happens, all of our obligations under the Debt Securities and any coupons related to those Debt Securities and the indenture shall terminate. (Sections 5.01 and 5.02.) See "Our Company--Recent Developments" above for a description of the merger between AT&T and us.

DEFEASANCE

    We may terminate all of our obligations (other than for certain obligations to register the transfer or exchange of Debt Securities, maintain paying agencies and hold monies for payment in trust) under the Debt Securities and the indenture with respect to the Debt Securities of any series or any installment of principal and premium, if any, or interest on the Debt Securities of that series if we irrevocably deposit in trust with the trustee money or U.S. Government Obligations sufficient to pay, when due, principal, premium, if any, and interest on the Debt Securities of that series to maturity or redemption or the installment of principal and premium, if any, or interest, as the case may be, and if all other conditions set forth in the Debt Securities of that series are met. We shall designate the installment or installments of principal or interest to be so satisfied. With respect to the principal amount of the Debt Securities of any series, if the Debt Securities of that series are convertible or exchangeable or exercisable for other securities, in lieu of depositing money or U.S. Government Obligations in an amount sufficient to satisfy the principal amount of the Debt Securities of that series, we may deposit with the applicable trustee the amount of those other securities for which the Debt Securities of that series is convertible or exchangeable or exercisable.

    "U.S. Government Obligations" means (i) direct obligations of the United States of America for the payment of which the full faith and credit of the United States of America is pledged; or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the full and timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America.

EVENTS OF DEFAULT

    An event of default under the indenture with respect to a series of Debt Securities is defined as being:

    - default in the payment of interest on any Debt Security of that series for 90 days;

    - default in the payment of the principal of any Debt Security of that series;

    - failure by us for 90 days after notice to us to comply with any of our other agreements in the Debt Securities of that series, in the indenture or in any supplemental indenture; and

    - certain events of bankruptcy or insolvency of our company.

(Section 6.01.)

    If an event of default occurs with respect to the Debt Securities of any series and is continuing, the trustee or the holders of at least 25% in principal amount of all of the outstanding Debt Securities of that series may declare the principal (or, if the Debt Securities of that series are original issue discount Debt Securities, the portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable. Upon that declaration, the principal (or, in the case of original issue discount Debt Securities, the specified amount) shall be due and payable immediately. (Section 6.02.)

    Securityholders may not enforce the indenture or the Debt Securities except as provided in the indenture. The trustee may require indemnity satisfactory to it before it enforces the indenture or the Debt Securities. (Section 7.01.) Subject to certain limitations, holders of a majority in principal amount of the Debt Securities of each series affected (with each series voting as a class) may direct the trustee in its exercise of any trust power. (Section 6.05.) The trustee may withhold from holders of Debt Securities notice of any continuing default (except a default in payment of principal or interest) if it determines that withholding notice is in their interests. (Section 7.05.)

CONCERNING THE TRUSTEE

    We and certain of our affiliates maintain banking relationships in the ordinary course of business with the trustee. In addition, the trustee and certain of its affiliates serve as trustee, authenticating agent or paying agent with respect to certain debt securities of our company and our affiliates.

GOVERNING LAW

    The Debt Securities will be governed by and construed in accordance with the law of the State of New York.

                              PLAN OF DISTRIBUTION

DISTRIBUTION OF SECURITIES

    We may offer and sell the Debt Securities to or through underwriting syndicates represented by managing underwriters, to or through underwriters without a syndicate, through dealers, through agents, or through a combination of any of those methods of sale. The prospectus supplement with respect to each series of Debt Securities will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price and the net proceeds to us from that sale, any underwriting discounts, agency fees and other items constituting underwriters' or agents' compensation, the initial public offering price and any discounts or concessions allowed, re-allowed or paid to dealers.

    If any underwriters are involved in the offer and sale, the Debt Securities will be acquired by the underwriters and may be resold by them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the accompanying prospectus supplement, the obligations of the underwriters to purchase the Debt Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all the Securities described in that prospectus supplement if any are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

    We may offer and sell the Debt Securities directly or through an agent or agents designated by us from time to time. Unless otherwise indicated in the applicable prospectus supplement, any agent or agents designated by us will be acting on a best efforts basis for the period of its or their appointment. Any agent participating in the distribution of the Debt Securities may be deemed to be an "underwriter," as that term is defined in the Securities Act of 1933, as amended, of the Debt Securities so offered and sold. The Debt Securities also may be sold to dealers, at the applicable price to the public set forth in the applicable prospectus supplement relating to a particular series of the Securities, who later resell to investors. Those dealers may be deemed to be "underwriters" within the meaning of the Securities Act.

    Underwriters, dealers and agents may be entitled, under agreements entered into with our company, to indemnification by us against certain liabilities, including liabilities under the Securities Act.

    The place and time of delivery for the Debt Securities in respect of which this prospectus is delivered will be set forth in the accompanying prospectus supplement, if appropriate.

DELAYED DELIVERY ARRANGEMENTS

    If so indicated in the prospectus supplement, we will authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase Debt Securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which those contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and others, but in all cases such institutions must be approved by our company. The obligations of any purchaser under any of those contracts will not be subject to any conditions except that (a) the purchaser of the Debt Securities shall not at the time of delivery be prohibited from purchasing those securities under the laws of the jurisdiction to which such purchaser is subject and (b) if the Debt Securities are also being sold to underwriters, we shall have sold to those underwriters the Debt Securities not sold for delayed delivery. The dealers and those other persons will not have any responsibility in respect of the validity or performance of those contracts.

                                 LEGAL OPINIONS

    The validity of the Debt Securities will be passed upon by Stephen E. Brilz, Corporate Counsel and Assistant Secretary of MediaOne Group.

                                    EXPERTS

    The consolidated financial statements and financial statement schedule included in MediaOne Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

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                              26,000,000 PIES-SM-
                   PREMIUM INCOME EXCHANGEABLE SECURITIES-SM-
                                       OF

                                     [LOGO]

                                 % EXCHANGEABLE NOTES
                             DUE NOVEMBER 15, 2002
                               EXCHANGEABLE INTO
                               ADRS REPRESENTING
                               ORDINARY SHARES OF

                               VODAFONE AIRTOUCH
                             PUBLIC LIMITED COMPANY

                               ------------------

                             PROSPECTUS SUPPLEMENT
                                           , 1999

                            ------------------------

                                LEHMAN BROTHERS
                              MERRILL LYNCH & CO.
                           CREDIT SUISSE FIRST BOSTON

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